SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-18892

For 5th –26th August 2004

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒.

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

Media Releases /ASX Announcements

Exhibit 1	–	Mayne obtains European paclitaxel patent

Exhibit 2	–	Preliminary Final Report – Financial Year ended 30 June 2004

Exhibit 3	–	Mayne’s full year profit increases 80%

Exhibit 4	–	Supplementary Information Pack for the 12 months to 30 June 2004

Exhibit 5	–	2004 Full year results presentation

EXHIBIT 1

ASX and Media Release

25 August 2004

MAYNE OBTAINS EUROPEAN PACLITAXEL PATENT

Mayne Group Limited (ASX:MAY) today announced that the European Patent Office has granted Mayne a patent for its formulation of paclitaxel. The patent will be effective in 17 European countries and will support the Company's position as a leading supplier of paclitaxel in Europe.

Paclitaxel is widely used for the treatment of breast, ovarian and non-small cell lung cancer. Bristol Myers Squibb is the innovator of the drug and recorded European sales for the branded version - Taxol® - of $US440 million in 2003, making it the largest oncology drug by sales value in Europe.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said that the grant of the paclitaxel patent reinforced Mayne’s position as the largest vertically integrated supplier of paclitaxel globally behind the innovator.

“Using our patented formulation, Mayne (through our collaboration with IVAX Corporation earlier this year) launched Paxene® - the first alternative paclitaxel across the major markets in Europe. Additionally, we are well prepared to soon launch our own patented version of paclitaxel in those European countries not covered by the Paxene® distribution arrangement,” he said.

In conclusion Mr James said, “This patent further strengthens our leading global sales, marketing and intellectual property position for this core oncology drug.”

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

MAYNE GROUP LIMITED

ABN 56 004 073 410

Preliminary Final Report under listing rule 4.3A

Financial Year ended 30 June 2004

MAYNE GROUP LIMITED

ABN 56 004 073 410

Preliminary Final Report

Financial Year ended 30 June 2004

For announcement to the market

			$A’000
Revenues from ordinary activities	13.7% down	to	5,042,766
Sales revenue	21.3% down	to	4,089,669
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	up from a loss	to	172,903
Profit (loss) from ordinary activities after tax attributable to members	up from a loss	to	94,274
Profit (loss) from extraordinary items after tax attributable to members	gain (loss) of		Nil
Net profit (loss) for the period attributable to members	up from a loss	to	94,274
Profit after tax before significant items attributable to members	79.6% up	to	102,082
Profit after tax before significant items attributable to members - continuing businesses	71.5 % up	to	80,996
Profit after tax before significant items attributable to members - discontinuing businesses	119.9 % up	to	21,086

Dividends	Amount per security		Franked amount per security		Amount per security of foreign source dividend
Final dividend (1)	6.5	¢	0.0	¢	6.5	¢
Previous corresponding period (1)	0.0	¢	0.0	¢	0.0	¢
Record date for determining entitlements to the dividend (1)	6 September 2004

(1)	There was no final dividend for the previous year. An interim dividend of 6.0¢ was paid on 30 September 2003.

Please refer to the attachments (Attachment A - Media Release and Attachment B - Supplementary Information Pack) for further commentary on the results for the period.

Discussion and Analysis on the Consolidated Statement of Financial Performance

•	Total revenue decreased by $797.3 million largely due to the inclusion of sales revenue and sales proceeds for the Logistics businesses that were sold in the prior corresponding period, and the inclusion of only five months of sales revenue for the Hospitals business that was sold in early December 2003. The lower Hospitals sales revenue was offset by the proceeds of sale of the Hospitals business in the current period.

•	Reported total sales revenue decreased by 21.3% to $4.1 billion. However, sales revenue from the continuing businesses rose 10.2% over the prior year. This increase is in part due to a full year contribution from acquisitions of Queensland Medical Laboratories (QML) (Pathology), Queensland Diagnostic Imaging (QDI) and the assets of Pacific Healthcare (both Imaging) made in the prior year. In a year with no significant new product launches the increase in sales in the Pharma business was supported by the acquisitions made during the year:the paclitaxel assets in North America; the injectable multivitamin suite of products from aaiPharma; the collaboration with Ivax Corporation on paclitaxel in Europe; and, a manufacturing site in Germany. The Pharmacy Services business generated organic growth of 6.4% during the reporting period. The decrease in sales revenue from the Consumer Brands was due to the impact of the Pan Pharmaceuticals recall in May 2003 that had flow on effects in the first half of the 2004 financial year. Discontinued sales revenue in the 2004 year was $575.6 million, primarily from the Hospitals business that was sold in early December 2003.

•	Excluding the impact of significant items earnings before interest and tax (EBIT) for the continuing businesses has increased by 16.8% to $156.5 million. This reflects a combination of the acquisition activity noted above and improved results from Pathology, Pharmacy Services and Consumer. Pharmaceutical’s result declined 6.1%, as expected, reflecting the weaker new product pipeline in fiscal 2004. The reported EBIT before significant items increased by $17.2 million to $193.7 million reflecting the improved performance by the continuing businesses but offset in part by only a five month contribution from the divested Hospitals business.

•	Significant items generated an after tax loss of $7.8 million. This compares to a significant items after tax loss of $513.0 in the corresponding period. The significant items are as follows:

•	A $0.5 million profit relating to the sale of the Hospitals business.

•	A $6.5 million write-down in the carrying value of deferred tax assets as a consequence of entering the Australian tax consolidations regime.

•	A $6.7 million write-off of costs primarily related to reviewing offers for sale of the Pharmacy Services business.

•	A $4.9 million tax benefit associated with the Logistics divestments.

•	The net interest expense has decreased from $33.1 million in the prior year to $14.7 million. This reflects lower net debt levels for much of the year due to the proceeds received from divestments during the reporting period. Following the divestments of the hospitals and recent Pharmaceutical acquisitions, Mayne has a higher proportion of overseas debt which currently attracts a lower interest rate

•	Income tax expense excluding tax on significant items was $73.2 million.

•	Profit attributable to outside equity interests is in line with the prior year at $3.7million. The outside equity interest for the current year largely reflects the minority interests share of diagnostic imaging joint ventures.

MAYNE GROUP LIMITED

Consolidated Statement of Financial Performance

for the financial year ended 30 June 2004

Note	2004 $’000	2003 $’000
Revenues from ordinary activities	4	5,042,766	5,840,095
Employee expense	(953,594)	(1,507,093)
Subcontractor expense	(15,717)	(254,266)
Purchases of materials and trading stocks	(2,237,203)	(2,207,366)
Change in inventories	(78,463)	26,777
Consumables expense	(190,498)	(332,284)
Depreciation and amortisation	(156,345)	(213,522)
Marketing costs	(38,085)	(103,648)
Fleet operation and distribution costs	(17,151)	(85,589)
Occupancy costs	(129,769)	(123,645)
Borrowing costs	(32,223)	(45,134)
Other expenses from ordinary activities	(150,786)	(559,159)
Cost of investment in Logistics, Consumer and Hospitals businesses divested	6	(870,687)	(477,240)
Write down of non-current assets to their estimated recoverable amounts	6	—	(350,000)
Share of net profits / (losses) of associates accounted for using the equity method	128	510

Profit / (loss) from ordinary activities before income tax expense	172,373	(391,564)
Income tax expense	8	(74,408)	(61,025)

Net profit / (loss)	97,965	(452,589)
Net profit / (loss) attributable to outside equity interests	(3,691)	(3,574)

Net profit / (loss) attributable to members of Mayne Group Limited	94,274	(456,163)

Non-owner transaction changes in equity:
Net increase / (decrease) in asset revaluation reserve:
Divestments	(3,376)	—
Net increase / (decrease) in capital profits reserve:
Divestments	(1,113)	—
Net increase / (decrease) in general reserve:
Divestments	(26)	—
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 “Employee Benefits”	—	(1,736)
Net exchange difference on translation of financial statements of self-sustaining foreign operations	(2)	(30,739)

Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity	(4,517)	(32,475)

Total changes in equity from non-owner related transactions attributable to members of the parent entity	13	89,757	(488,638)

Basic earnings per share	13.0	c	(57.0	)c
Diluted earnings per share	13.0	c	(57.0	)c
Dividends per share	17.0	c	4.0	c

The statement of financial performance is to be read in conjunction with the notes to these financial statements.

Discussion and Analysis on the Consolidated Statement of Financial Position

•	Cash and deposits. A comprehensive understanding of the movements in the cash balances can be obtained from review of the accompanying Consolidated Statement of Cash Flows.

•	The reduction in current receivables of $175.0 million relates largely to trade receivables and reflects the divestment of the Hospitals business during the period.

•	Inventory has increased by $65.5 million in the period as a result of the Pharmaceutical acquisitions during the year and increased inventory balances in Pharmacy Services. Trade creditors increased a corresponding amount for Pharmacy Services to negate the impact on working capital.

•	The reduction in Assets held for resale of $35.3 million represents hospital assets that were announced for sale but not sold as at 30 June 2003.

•	Plant, property and equipment has decreased by $618.7 million primarily due to the sale of the Hospital business in December 2003. This has been partially offset by capital expenditure of $131.7 million.

•	The increase in intangible assets of $285.0 million is primarily due to the goodwill and operating rights acquired in the Pharmaceutical acquisitions during the reporting period. This has been partially offset by goodwill amortisation brought to account in the profit and loss.

•	Deferred tax assets have reduced by $75.6 million due in part to the sale of the Hospitals businesses and the write-down of tax assets due to entering the consolidation regime and the utilisation of prior year revenue losses.

•	The reduction in payables of $85.4 million largely reflects the divestment of the Hospitals business during the period but partially offset through an increase in Pharmacy Services payables as discussed above.

•	Total interest bearing liabilities (both current and non-current) have increased by $129.6 million due primarily to new borrowings by the Pharmaceutical business to fund overseas acquisitions and working capital requirements during the year. This increase has been partially offset by the repayments of some short-term borrowings in Australia.

•	Provisions (both current and non-current) have reduced by $100.0 million primarily due to the sale of the Hospitals business.

•	Contributed equity decreased by $476.3 million due primarily to shares acquired by the company during the year as part of the on and off-market share buy-back programs being undertaken during the year.

MAYNE GROUP LIMITED

Consolidated Statement of Financial Position as at 30 June 2004

	Note	2004 $’000	2003 $’000
Current Assets
Cash and deposits		304,264	255,192
Receivables		674,885	849,854
Inventories		447,033	381,576
Prepayments		31,812	32,254
Assets held for resale		—	35,311

Total Current Assets		1,457,994	1,554,187

Non-Current Assets
Deposits		657	675
Receivables		5,251	12,549
Investments accounted for using the equity method		1,388	8,506
Other financial assets		6,026	17,405
Property, plant & equipment		455,348	1,074,061
Intangibles		2,049,847	1,764,814
Deferred tax assets		122,662	198,300
Other		23,213	28,058

Total Non-Current Assets		2,664,392	3,104,368

Total Assets	15	4,122,386	4,658,555

Current Liabilities
Payables		528,346	613,757
Interest-bearing liabilities		6,847	69,619
Current tax liabilities		18,702	34,886
Provisions		234,495	321,643

Total Current Liabilities		788,390	1,039,905

Non-Current Liabilities
Payables		6,174	6,176
Interest-bearing liabilities		752,477	560,140
Deferred tax liabilities		44,315	41,333
Provisions		10,358	23,209

Total Non-Current Liabilities		813,324	630,858

Total Liabilities	15	1,601,714	1,670,763

Net Assets		2,520,672	2,987,792

Equity
Mayne Group Limited Interest
Contributed equity	12	2,816,239	3,292,514
Reserves		(27,092)	(30,377)
Retained profits	9	(271,544)	(278,665)

Total Mayne Group Limited equity interest		2,517,603	2,983,472

Outside Equity Interests		3,069	4,320

Total Equity	13	2,520,672	2,987,792

The statement of financial position is to be read in conjunction with the notes to these financial statements.

Discussion and Analysis of the Consolidated Statement of Cash Flows

Net operating cash flow for the financial year was $272.7 million. This represents an increase of 46.6% on the prior period. Lower net interest payments reflect the lower levels of net debt. The net tax refund reflects the use of carry-forward tax losses in the Australian businesses.

The most significant sources of cash generation other than from operating activities during the financial year were:

•	Net proceeds from the sale of the Hospitals businesses $828.5 million;

•	Proceeds from the sale of property, plant and equipment of $2.8 million; and

•	Net proceeds from borrowings of $149.1 million.

These funds were primarily utilised as follows:

•	Payments made under the share buy-back program of $493.8 million.

•	Payments for the acquisitions of entities and business operations of $359.5 million

•	Payments for the acquisition of operating rights and licences of $56.6 million; and

•	Payments for property, plant and equipment of $131.7 million.

Overall, the net cash position of the group increased by $51.9 million, excluding an adjustment for foreign exchange rate changes of $2.9 million.

MAYNE GROUP LIMITED

Consolidated Statement of Cash Flows for the financial year ended 30 June 2004

	2004 $’000	2003 $’000
Cash Flows from Operating Activities
Cash receipts from customers	4,416,530	5,513,332
Cash payments to suppliers and employees	(4,135,681)	(5,266,079)
Dividends received	92	555
Interest received	17,734	14,556
Borrowing costs paid	(30,024)	(43,320)
Income taxes (paid) / refunded	4,039	(33,047)

Net operating cash flows	272,690	185,997

Cash Flows from Investing Activities
Proceeds on disposal of entities	828,500	438,201
Payments made on divestment activities	(56,830)	—
Payments for acquisition of entities / businesses	(359,487)	(410,268)
Proceeds from sale of property, plant and equipment	2,810	9,202
Payments for property, plant and equipment	(131,737)	(163,366)
Proceeds from sale of investments	5,753	—
Payments for investments	—	(15,106)
Proceeds from loans repaid	—	209
Payments for product development	(9,735)	—
Payments for operating rights and licences	(56,625)	—
Payments for amounts capitalised into goodwill	(7,958)	(23,318)

Net investing cash flows	214,691	(164,446)

Cash Flows from Financing Activities
Proceeds from issue of shares	471	20
Proceeds from borrowings	797,590	610,000
Repayments of borrowings	(648,535)	(550,000)
Finance lease principal	(3,643)	(9,020)
Dividends paid	(54,566)	(71,296)
Payments made on share buy back	(493,835)	(131,959)
Realised foreign exchange gains / (losses)	(32,947)	(27,077)

Net financing cash flows	(435,465)	(179,332)

Net increase / (decrease) in cash held	51,916	(157,781)
Cash at the beginning of the financial year	255,192	425,411
Effect of exchange rate changes on cash held	(2,863)	(12,438)

Cash at the end of the financial year	304,245	255,192

The statement of cash flows is to be read in conjunction with the notes to these financial statements.

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

1.	Basis of preparation of preliminary final report under ASX appendix 4E

The preliminary final report has been prepared in accordance with the Corporations Act 2001, and applicable accounting standards.

They have been prepared on the basis of historical costs and except where stated, do not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity’s full financial report.

2.	Reclassification of financial information

Segment reporting

Comparative segmental information has been reclassified to reflect the revised segments and to apply to the segment disclosure requirements of AASB 1042 “Discontinuing Operations”.

The consolidated entity operates predominantly in the following business segments:

“Pharmaceuticals” comprises the development, manufacture and distribution of injectible pharmaceuticals and of health and personal care products.

“Diagnostic Services” comprises pathology( including the management of medical centres) and diagnostic imaging services.

“Pharmacy” comprises the provision of distribution and retail management services to pharmacies.

“Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management.

The hospitals businesses were divested during the period and have been disclosed as discontinued.

The logistics businesses were divested during the previous financial period period and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

3.	Transition to IFRS

For reporting periods on or after 1 January 2005, Mayne Group Ltd (“Mayne”) must comply with International Financial Reporting Standards (“IFRS”) as issued by the Australian Accounting Standards Board. The reporting period beginning 1 July 2005 (FY06) is the first period that Mayne will be using the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards, with the majority of adjustments being made, retrospectively, against retained earnings. This means that Mayne’s opening IFRS balance sheet will be a restated balance sheet dated 1st July 2004.

Mayne has appointed a steering committee that has responsibility to ensure the transition to IFRS reporting standards is achieved in a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team responsible for the day-to-day management of the project has been appointed and this team reports to the steering committee.

A detailed project plan with six distinct phases has been developed. The phases of the project and the key actions related to each phase are detailed below:

Definition phase

•	Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering commmittee.

•	Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time-lines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

•	A communication plan for the project has been established.

•	The project plan has been communicated to the Audit and Compliance Committee, project team members and to all other key employees impacted by the transition to IFRS.

Technical accounting change review and analysis

•	Detailed review of each pending standard, noting each difference between the existing and pending standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.

•	Preparation and distribution of papers detailing the significant changes in financial reporting caused by the transition to IFRS.

•	Collation and analysis of data has commenced to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes

•	Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.

•	Revision of Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005. This will facilitate the preparation of an opening balance sheet under IFRS at 1 July 2004 and comparatives under IFRS for the financial year ending 30 June 2005.

Training

•	Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.

•	Updating the Mayne Accounting Policy Manual to reflect IFRS based accounting policies.

•	Presentation of the above materials to those employees of Mayne significantly impacted by the transition to IFRS.

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

3.	Transition to IFRS (continued)

Implementation

•	Mayne plans to have an opening IFRS balance sheet, as at 1st July 2004, completed for the preparation of the December 04 accounts.

•	During the preparation of the opening balance sheet, differences arising on transition to IFRS will be finalised. These adjustments will be quantified in the accounts for the half-year ending 31 December 2004.

•	Half-year IFRS comparatives dated 31st December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.

•	31st December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

As at 30th June 2004, Mayne considers the project to be progressing in line with the original project plan, with the first three phases of the project largely complete.

Based on the work performed to date, the major potential implications of the conversion to IFRS on Mayne are as follows:

Financial Instruments

Mayne has both foreign currency borrowings and foreign operations. Mayne uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets.

Under IFRS, all “derivative” financial instruments must be recognised in the balance sheet at their fair value, with any movements in fair value recognised in current period income. This change in accounting treatment may increase volatility in the income statement unless certain specific “hedge accounting” criteria are satisfied.

Based on the work performed to date, Mayne expects that it will be able to satisfy these hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

Taxation

A “balance sheet” approach to the accounting for taxation will be adopted, replacing the “income statement” approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that this change will result in the group being required to carry higher levels of deferred tax assets and liabilities, although it is not expected that these changes will be material at the time of transition to IFRS.

Post employment benefits – defined benefit superannuation plans

The current policy of the group is to make sufficient contributions to defined benefit superannuation plans that operate in the United States, Germany and Australia to ensure that there is no actuarially determined shortfall (based on the “accumulated benefit obligation”) in the individual plans. Such contributions are expensed as incurred.

Under IFRS, actuarially determined gains or losses in the plans (determined in accordance with the accounting standard) will be recognised in the income statement and consequently the group will recognise an asset or liability for the net position of the defined benefit superannuation plans. Due to the above policy of ensuring there is no actuarial shortfall, Mayne does not expect any material adjustments to be made.

Intangibles

Mayne has goodwill and separately identified intangible assets.

Goodwill and intangible assets with indefinite useful lives are not required to be amortised under IFRS. However these assets will be tested for impairment annually, with any impairment write-down recognised in the income statement in the period in which it occurs.

Consistent with current Australian accounting requirements, intangible assets with a finite useful life are amortised over that period.

Impairment

Tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially at the transition date to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Similarly, goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at the transition date to IFRS and thereafter on an annual basis.

Impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable “cash generating unit” to which the assets being tested belong.

The majority of Mayne’s tangible non-current assets are held by its Pharmaceutical segment and, given the performance of this segment, impairment of these assets is not expected to occur.

Equity based compensation

Whilst information relating to the number and respective fair values of share and option issues is disclosed in the financial report under current Australian accounting requirements Mayne does not recognise an expense in the income statement for these issues.

On transition to IFRS, Mayne will measure the fair value at issue date for any new issues of shares and options that are considered compensatory under IFRS and will amortise this fair value as an expense in the income statement. An expense will also be recognised for any issues that had not fully vested by 1 January 2005.

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

3.	Transition to IFRS (continued)

Leases

The classification of a lease as an “operating” lease or a “finance” lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in Australian GAAP. As part of the transition project, Mayne is reviewing its lease contracts to ensure leases continue to be correctly classified as operating or financing. This review may result in an increase in the number of leases classified as financing, and therefore in the recognition of lease assets and liabilities in the balance sheet. The impact on the income statement is not expected to be significant, as the operating lease expense would be replaced by a depreciation charge and an interest expense of a similar magnitude.

First-time adoption of Australian equivalents to IFRS

AASB 1 First-time adoption of Australian equivalents to IFRS grants limited exemptions from the requirements in Australian equivalents to IFRSs, in specified areas where the cost of compliance would be likely to exceed the benefits to users of financial reports.

Of the exemptions and options available under AASB 1, those most likely to impact Mayne and are therefore are under consideration include:

•	Exemption from the application of AASB 3 Business combinations retrospectively to past acquisitions that occurred before the date of transition to IFRS.

•	The option to deem revalued land and buildings before the date of transition to Australian equivalents of IFRS as cost.

•	The option to deem the cumulative translation differences for the Group before the date of transition to Australian equivalents of IFRS to be zero.

The above summary should not be taken as an exhaustive list of changes that will result from the transition to IFRS. Whilst significant progress has been made in identifying the impact of the transition, some of the changes will not become apparent until an opening balance sheet has been prepared. The areas identified above are currently being analysed but have not yet been quantified. Additionally, currently unknown changes to the “standard platform” of IFRS equivalent standards may also need to be “early adopted” by Mayne in order for Mayne to be IFRS

	2004	2003
	$’000	$’000
4. Revenue

Revenue from operating activities:
Revenue from rendering of services	1,405,013	2,594,913
Revenue from sale of goods	2,684,656	2,599,597

Sales Revenue	4,089,669	5,194,510
Other revenue from operating activities:
Dividends received
- other persons	—	—
Interest received
- associated entities	33	11
- other persons	17,462	12,009

Total revenue from operating activities	4,107,164	5,206,530
Revenue from outside operating activities:
Proceeds on sale of non-current assets
- property, plant and equipment	2,810	59,476
- investments	—	11,103
- businesses and controlled entities	871,191	496,048
Other income	61,601	66,938

	5,042,766	5,840,095

5. Cost of goods sold

Cost of goods sold	(2,315,666)	(2,190,788)

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	2004	2003
	$'000	$'000
6. Individually significant items included in profit / (loss) from ordinary activities before income tax expense

Cost of investment in Logistics, Consumer, and Hospitals businesses divested	(870,687)	(477,240)
Closure and sale of Consumer businesses	—	(13,658)
Write-down and sale of hospital assets	—	(94,068)
Write-down of IT assets	—	(34,774)
Devolution costs	—	(12,585)
Product recall	—	(48,635)
Write down of non-current assets to their estimated recoverable amounts	—	(350,000)
Corporate development expenditure	(7,141)	—

Total significant expense items	(877,828)	(1,030,960)
Proceeds from sale of investments	871,191	496,048

Total significant items	(6,637)	(534,912)

7. Individually significant items included in income tax expense

Logistics business divestments	4,882	(3,485)
Closure and sale of Consumer businesses	—	4,068
Write-down and sale of hospital businesses	—	22,795
Write-down of IT assets	—	10,432
Devolution costs	—	3,643
Product recall	—	14,470
Write down of deferred tax assets to their estimated recoverable amounts	—	(30,000)
Corporate development expenditure	438	—
Tax expense on adopting Australian tax consolidations	(6,491)	—

	(1,171)	21,923

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	2004	2003
	$’000	$’000
8. Income tax expense

The prima facie tax on profit from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:

Prima facie tax on operating profit calculated at 30% (June 2003 - 30%)	51,712	(117,469)

From which is deducted the tax effect of:
Under/(over) provision in prior year for continuing businesses	(2,608)	1,357
Utilisation of prior year tax losses	—	(911)
Capital allowances	(2,597)	(4,815)
Dividend income	(60)	1,172
Non taxable exchange gains	—	(14)
Tax deduction on capitalised expenditure	(969)	(1,718)
Research and development	(2,033)	(1,422)
Impairment provision release	(113)	(628)
Other variations	306	1,796
Significant items
- Other variations	(275)	(565)

	43,363	(123,217)

To which is added the tax effect of:
Non-deductible depreciation/amortisation	24,384	33,134
Non-deductible expenditure	3,461	5,886
Overseas income tax rate differences	(203)	4,536
Current year losses on which no tax benefit has been recognised	4	2,288
Share of net (profits)/losses of associated entities	(38)	(153)

Significant items
- Logistics business divestments	(4,882)	(2,157)
- Corporate development expenditure	1,828	—
- Write-off of deferred tax balances on adoption of Australian tax consolidation regime	6,491	—
-Closure and sale of Consumer businesses	—	30
- Sale of hospital businesses	—	5,425
- Non deductible expenditure-restructuring expenses	—	133
- Product recall	—	120
- Write-off of deferred tax assets	—	30,000
- Non deductible expenditure-timing differences not recognised	—	105,000

Income tax expense attributable to operating profit/(loss)	74,408	61,025

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	2004 $’000	2003 $’000
9. Retained profits

Retained profits at the beginning of the year	(278,665)	214,146
Net profit/(loss) attributable to members of Mayne Group Limited	94,274	(456,163)
Net effect on initial adoption of:
Revised AASB 1028 “Employee Benefits”	—	(1,736)
Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	(16,269)	(3,128)
Net effect on retained profits from:
Initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	—	64,783
Transfers from reserves	8,467	—
Dividends recognised during the year	(79,351)	(96,567)

Retained profits at the end of the year	(271,544)	(278,665)

10. Dividends

Over / (under) provision from prior period	—	131
Final ordinary paid 2002 - paid 30 September 2002 8.0c (40% franked Class C, 30%)	—	(64,783)
Interim ordinary paid 30 September 2003 6.0c (0.0% franked )	(46,099)	—
Interim ordinary paid 31 March 2004 4.5c (0.0% franked ) 2003 - paid 31 March 2003 4.0c (0.0% franked)	(33,252)	(31,915)

	(79,351)	(96,567)

Dividend Reinvestment Plan

Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them and subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to, the rules of the DRP. The DRP operated for both of the dividends paid during this financial year. The last date for the receipt of any election notice for participation in the plan is 6 September 2004 (record date).

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	2004 $’000		2003 $’000
11. Earnings per Share

Basic earnings per share:
Before significant items disclosed in Notes 6 & 7	14.0	c	7.1	c
After significant items	13.0	c	(57.0	)c
Fully diluted earnings per share:
Before significant items disclosed in Notes 6 & 7	14.0	c	7.1	c
After significant items	13.0	c	(57.0	)c
Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:

	$’000		$’000
Net profit (loss)	94,274		(456,163)
Significant items before tax (Note 6)	(6,637)		(534,912)
Tax (expense) / benefit on significant items (Note 7)	(1,171)		21,923

Net profit (loss) before significant items	102,082		56,826

	Number of shares
Reconciliation of weighted average number of shares used in the calculation of earnings per share:
Weighted average number of ordinary shares used	726,841,704		799,835,032
Add: Effect of potential conversion to ordinary shares under the executive options scheme	—		—

Weighted average number of shares used in calculation of diluted
earnings per share	726,841,704		799,835,032

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	2004 $’000	2003 $’000
12. Contributed equity

Issued and paid up capital: 640,240,442 Ordinary shares fully paid (772,658,695 fully paid - June 2003)	2,816,239	3,292,514

Total Issued and Paid Up Capital	2,816,239	3,292,514

Movements in share capital:
Opening balance	3,292,514	3,403,284
Add:
Ordinary shares issued during the year :
- Pursuant to exercise of options under the Mayne Group Executive Share Option Scheme	471	20
- Pursuant to the Dividend Reinvestment Plan	24,727	25,271
- Pursuant to the acquisition of F H Faulding & Co Ltd	—	166
- Shares issued pursuant to the acquisition of F H Faulding & Co Ltd voided (1)	—	(4,268)
Less:
Ordinary shares bought back	(489,954)	(131,860)
Costs of share buy-back	(1,355)	(99)

	2,826,403	3,292,514
Less:
Shares held by Group entities under Executive and Staff share schemes	(10,164)	—

	2,816,239	3,292,514

Stock Exchange Listing

Mayne Group Limited’s shares are listed on the Australian Stock Exchange.

Share Issues in the year ended 30 June 2004

The following ordinary shares were issued during the year:

Executive Share Option Scheme:

140,000 ordinary shares, fully paid at $3.37 per share

Dividend Reinvestment Scheme:

3,828,981 ordinary shares, fully paid at $3.24 per share

3,756,391 ordinary shares, fully paid at $3.28 per share

Share Issues in the year ended 30 June 2003

The following ordinary shares were issued during the previous year:

Executive Share Option Scheme:

6,000 ordinary shares, fully paid at $3.37 per share

Dividend Reinvestment Scheme:

3,993,603 ordinary shares, fully paid at $3.56 per share

3,636,189 ordinary shares, fully paid at $3.04 per share

Issue to FH Faulding & Co Ltd shareholders:

28,376 ordinary shares, fully paid at $5.85 per share

(1)	During the 2003 year the parent entity voided the issue of 729,554 shares at $5.85 per share that were allocated in error to former shareholders of F H Faulding & Co Limited.

Share buy-back

On-market buy-back

During the year the parent entity bought back 38,822,993 shares at a cost of $130.266 million, being an average cost of $ 3.36 per share.

Paid up share capital was reduced by $ 130.392 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $ 0.126 million.

Off-market buy-back

On 22 March 2004 the parent entity completed an off-market share buy-back under which it bought back 101,320,632 shares at a cost of $359.688 million, being an average cost of $ 3.55 per share.

Paid up share capital was reduced by $ 360.917 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $ 1.229 million.

Mayne Group Executives’ Share Option Scheme

The number of unissued shares for which options were outstanding as at the end of the financial year was 2,599,000 (June 2003 - 4,915,000).

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	2004	2003
	$’000	$’000
13. Total equity reconciliation

Total equity at the beginning of the year	2,987,792	3,617,824
Total changes in equity recognised in the statement of financial performance
attributable to members of Mayne Group Limited	89,757	(488,638)
Transactions with members of Mayne Group Limited as owners:
Equity contributed	25,198	25,457
Equity bought back	(491,309)	(131,959)
Shares held by Group entities under Executive and Staff share schemes	(10,164)	—
Equity voided	—	(4,268)
Dividends	(79,351)	(31,784)
Total changes in outside equity interest	(1,251)	1,160

Total equity at the end of the year	2,520,672	2,987,792

	$	$
14. Net tangible asset backing per ordinary security

Net tangible asset backing per ordinary security	0.60	1.37

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	Sales revenue June 2004			Sales revenue June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	494,739	6,314	501,053	455,758	4,469	460,227
Consumer Products	145,835	3,580	149,415	156,431	44,829	201,260

Total Pharmaceuticals	640,574	9,894	650,468	612,189	49,298	661,487

Pathology Services	526,527	—	526,527	427,419	4,533	431,952
Diagnostic Imaging Services	276,237	—	276,237	199,156	—	199,156

Total Diagnostic Services	802,764	—	802,764	626,575	4,533	631,108

Pharmacy Services	2,068,610	—	2,068,610	1,943,380	—	1,943,380

Hospitals	—	565,720	565,720	—	1,287,119	1,287,119

Australia & Pacific Logistics	—	—	—	—	476,638	476,638
Loomis Courier	—	—	—	—	189,560	189,560

Total Logistics Services	—	—	—	—	666,198	666,198

Unallocated	2,107	—	2,107	5,218	—	5,218

Consolidated	3,514,055	575,614	4,089,669	3,187,362	2,007,148	5,194,510

Geographic Segments

Australia	3,166,980	538,147	3,705,127	2,832,956	1,708,680	4,541,636
Other Pacific regions	16,934	37,467	54,401	34,470	98,932	133,402

Australia & Pacific regions	3,183,914	575,614	3,759,528	2,867,426	1,807,612	4,675,038
Americas	126,763	—	126,763	143,865	198,661	342,526
Europe, Middle East & Africa	203,378	—	203,378	176,071	875	176,946

Consolidated	3,514,055	575,614	4,089,669	3,187,362	2,007,148	5,194,510

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	Profit before tax and significant items June 2004			Profit before tax and significant items June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting (continued)

Business Segments

Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950
Consumer Products	10,366	106	10,472	872	(12,062)	(11,190)

Total Pharmaceuticals	66,930	(22)	66,908	61,132	(13,372)	47,760

Pathology Services	50,132	(223)	49,909	37,672	(1,694)	35,978
Diagnostic Imaging Services	18,984	—	18,984	18,546	—	18,546

Total Diagnostic Services	69,116	(223)	68,893	56,218	(1,694)	54,524

Pharmacy Services	32,637	—	32,637	29,930	—	29,930

Hospitals	—	37,892	37,892	—	54,614	54,614

Australia & Pacific Logistics	—	—	—	—	(4,460)	(4,460)
Loomis Courier	—	—	—	—	7,985	7,985

Total Logistics Services	—	—	—	—	3,525	3,525

Unallocated	(12,182)	(410)	(12,592)	(13,245)	(646)	(13,891)

Earnings before interest & tax	156,501	37,237	193,738	134,035	42,427	176,462
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)

Consolidated	146,507	32,503	179,010	109,094	34,254	143,348

Geographic Segments

Australia	125,376	31,098	156,474	98,744	31,736	130,480
Other Pacific regions	979	6,549	7,528	1,741	12,564	14,305

Australia & Pacific	126,355	37,647	164,002	100,485	44,300	144,785
Americas	3,314	—	3,314	9,693	692	10,385
Europe, Middle East & Africa	26,832	(410)	26,422	23,857	(2,565)	21,292

Earnings before interest & tax	156,501	37,237	193,738	134,035	42,427	176,462
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)

Consolidated	146,507	32,503	179,010	109,094	34,254	143,348

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	Significant items before tax June 2004			Significant items before tax June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting (continued)

Business Segments

Pharmaceuticals	—	—	—	—	—	—
Consumer Products	—	—	—	(48,635)	(14,208)	(62,843)

Total Pharmaceuticals	—	—	—	(48,635)	(14,208)	(62,843)

Pathology Services	—	—	—	(7,066)	(1,002)	(8,068)
Diagnostic Imaging Services	—	—	—	—	—	—

Total Health Services	—	—	—	(7,066)	(1,002)	(8,068)

Pharmacy Services	—	—	—	(80,000)	—	(80,000)

Hospitals	—	504	504	—	(373,552)	(373,552)

Australia & Pacific Logistics	—	—	—	—	—	—
Loomis Courier	—	—	—	—	—	—
Divestment of Logistics Services	—	—	—	—	18,807	18,807

Total Logistics Services	—	—	—	—	18,807	18,807

Unallocated	(7,141)	—	(7,141)	(29,256)	—	(29,256)

Consolidated	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)

Geographic Segments

Australia	(7,141)	504	(6,637)	(163,376)	(359,740)	(523,116)
Other Pacific regions	—	—	—	(1,581)	(2,086)	(3,667)

Australia & Pacific	(7,141)	504	(6,637)	(164,957)	(361,826)	(526,783)
Americas	—	—	—	—	(11,720)	(11,720)
Europe, Middle East & Africa	—	—	—	—	3,591	3,591

Consolidated	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	Profit before tax June 2004			Profit before tax June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting (continued)

Business Segments

Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950
Consumer Products	10,366	106	10,472	(47,763)	(26,270)	(74,033)

Total Pharmaceuticals	66,930	(22)	66,908	12,497	(27,580)	(15,083)

Pathology Services	50,132	(223)	49,909	30,606	(2,696)	27,910
Diagnostic Imaging Services	18,984	—	18,984	18,546	—	18,546

Total Diagnostic Services	69,116	(223)	68,893	49,152	(2,696)	46,456

Pharmacy Services	32,637	—	32,637	(50,070)	—	(50,070)

Hospitals	—	38,396	38,396	—	(318,938)	(318,938)

Australia & Pacific Logistics	—	—	—	—	(4,460)	(4,460)
Loomis Courier	—	—	—	—	7,985	7,985
Divestment of Logistics Services	—	—	—	—	18,807	18,807

Total Logistics Services	—	—	—	—	22,332	22,332

Unallocated	(19,323)	(410)	(19,733)	(42,501)	(646)	(43,147)

Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)

Consolidated	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)

Geographic Segments

Australia	118,235	31,602	149,837	(64,632)	(328,004)	(392,636)
Other Pacific regions	979	6,549	7,528	160	10,478	10,638

Australia & Pacific	119,214	38,151	157,365	(64,472)	(317,526)	(381,998)
Americas	3,314	—	3,314	9,693	(11,028)	(1,335)
Europe, Middle East & Africa	26,832	(410)	26,422	23,857	1,026	24,883

Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)

Consolidated	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	Depreciation and Amortisation June 2004			Depreciation and Amortisation June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting (continued)

Business Segments

Pharmaceuticals	57,358	627	57,985	50,573	774	51,347
Consumer Products	8,401	23	8,424	8,699	139	8,838

Total Pharmaceuticals	65,759	650	66,409	59,272	913	60,185

Pathology Services	31,848	—	31,848	25,130	53	25,183
Diagnostic Imaging Services	27,170	—	27,170	18,204	—	18,204

Total Diagnostic Services	59,018	—	59,018	43,334	53	43,387

Pharmacy Services	9,893	—	9,893	16,752	—	16,752

Hospitals	—	21,025	21,025	—	70,774	70,774

Australia & Pacific Logistics	—	—	—	—	18,369	18,369
Loomis Courier	—	—	—	—	4,055	4,055

Total Logistics Services	—	—	—	—	22,424	22,424

Consolidated	134,670	21,675	156,345	119,358	94,164	213,522

Geographic Segments

Australia	122,630	18,115	140,745	115,859	82,192	198,051
Other Pacific regions	93	3,560	3,653	131	7,813	7,944

Australia & Pacific	122,723	21,675	144,398	115,990	90,005	205,995
Americas	9,794	—	9,794	2,132	4,097	6,229
Europe, Middle East & Africa	2,153	—	2,153	1,236	62	1,298

Consolidated	134,670	21,675	156,345	119,358	94,164	213,522

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	Capital Expenditure June 2004			Capital Expenditure June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting (continued)

Business Segments

Pharmaceuticals	51,549	—	51,549	26,248	—	26,248
Consumer Products	1,425	12	1,437	2,048	905	2,953

Total Pharmaceuticals	52,974	12	52,986	28,296	905	29,201

Pathology Services	13,142	—	13,142	10,812	20	10,832
Diagnostic Imaging Services	24,660	—	24,660	20,335	—	20,335

Total Diagnostic Services	37,802	—	37,802	31,147	20	31,167

Pharmacy Services	5,354	—	5,354	6,366	—	6,366

Hospitals	—	29,556	29,556	—	57,921	57,921

Australia & Pacific Logistics	—	—	—	—	27,256	27,256
Loomis Courier	—	—	—	—	4,316	4,316

Total Logistics Services	—	—	—	—	31,572	31,572

Unallocated	6,039	—	6,039	7,139	—	7,139

Consolidated	102,169	29,568	131,737	72,948	90,418	163,366

Geographic Segments

Australia	87,637	25,292	112,929	70,266	76,868	147,134
Other Pacific regions	86	4,276	4,362	16	9,179	9,195

Australia & Pacific	87,723	29,568	117,291	70,282	86,047	156,329
Americas	11,439	—	11,439	1,649	4,371	6,020
Europe, Middle East & Africa	3,007	—	3,007	1,017	—	1,017

Consolidated	102,169	29,568	131,737	72,948	90,418	163,366

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	Assets June 2004			Assets June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting (continued)

Business Segments

Pharmaceuticals	1,657,248	13,240	1,670,488	1,081,810	9,039	1,090,849
Consumer Products	292,983	2,183	295,166	322,375	3,170	325,545

Total Pharmaceuticals	1,950,231	15,423	1,965,654	1,404,185	12,209	1,416,394

Pathology Services	626,965	—	626,965	657,643	728	658,371
Diagnostic Imaging Services	371,976	—	371,976	370,936	—	370,936

Total Diagnostic Services	998,941	—	998,941	1,028,579	728	1,029,307

Pharmacy Services	704,499	—	704,499	674,721	—	674,721

Hospitals	—	35,452	35,452	—	1,003,524	1,003,524

Australia & Pacific Logistics	—	—	—	—	—	—
Loomis Courier	—	—	—	—	—	—
Divestment of Logistics Services	—	38,777	38,777	—	68,147	68,147

Total Logistics Services	—	38,777	38,777	—	68,147	68,147

Unallocated	369,390	9,673	379,063	454,253	12,209	466,462

Consolidated	4,023,061	99,325	4,122,386	3,561,738	1,096,817	4,658,555

Geographic Segments

Australia	3,253,535	87,469	3,341,004	3,365,859	977,524	4,343,383
Other Pacific regions	23,610	2,698	26,308	17,586	106,735	124,321

Australia & Pacific	3,277,145	90,167	3,367,312	3,383,445	1,084,259	4,467,704
Americas	490,949	2,518	493,467	75,274	2,770	78,044
Europe, Middle East & Africa	254,967	6,640	261,607	103,019	9,788	112,807

Consolidated	4,023,061	99,325	4,122,386	3,561,738	1,096,817	4,658,555

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

	Liabilities June 2004			Liabilities June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
15. Segmental Reporting (continued)

Business Segments

Pharmaceuticals	130,078	5,897	135,975	138,004	2,543	140,547
Consumer Products	30,210	469	30,679	65,153	8,211	73,364

Total Pharmaceuticals	160,288	6,366	166,654	203,157	10,754	213,911

Pathology Services	87,006	—	87,006	77,484	2,061	79,545
Diagnostic Imaging Services	41,589	—	41,589	39,738	—	39,738

Total Diagnostic Services	128,595	—	128,595	117,222	2,061	119,283

Pharmacy Services	349,015	—	349,015	296,358	—	296,358

Hospitals	—	64,431	64,431	—	214,448	214,448

Australia & Pacific Logistics	—	2,023	2,023	—	—	—
Loomis Courier	—	—	—	—	—	—
Divestment of Logistics Services	—	—	—	—	38,106	38,106

Total Logistics Services	—	2,023	2,023	—	38,106	38,106

Unallocated	875,698	15,298	890,996	775,551	13,106	788,657

Consolidated	1,513,596	88,118	1,601,714	1,392,288	278,475	1,670,763

Geographic Segments

Australia	1,425,525	82,979	1,508,504	1,340,784	257,179	1,597,963
Other Pacific regions	264	476	740	2,639	12,591	15,230

Australia & Pacific	1,425,789	83,455	1,509,244	1,343,423	269,770	1,613,193
Americas	27,248	632	27,880	19,157	917	20,074
Europe, Middle East & Africa	60,559	4,031	64,590	29,708	7,788	37,496

Consolidated	1,513,596	88,118	1,601,714	1,392,288	278,475	1,670,763

(i)	The 2003 figures have been restated in line with the current segmental structure.

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

16.	Acquisition and disposal of controlled entities

Year ended 30 June 2004

The following controlled entities were acquired during the year

		Date of acquisition	Consideration $’000	Proportion of shares acquired
Gippsland Pathology Service Pty Ltd		1 July 2003	14,000	68%
Wasserburger Arzneimittelwerk Dr. Madaus GmbH		30 April 2004	47,287	100%

The following controlled entities were disposed of during the year
		Date of disposal	Consideration	Proportion of shares disposed	Contribution to profit from ordinary activities
			$ ‘000		To date of disposal $ ‘000	For whole of corresponding period $ ‘000
Australian Medical Enterprises Limited Group	}	30 November 2003	856,900	100%	26,288	(67,502)
HCoA Hospital Holdings(Australia) Pty Ltd Group	}
Hospitals of Australia Limited Group	}
Relkban Pty Ltd	}
Relkmet Pty Ltd	}
Votraint No 664 Pty Ltd	}
Votraint No 665 Pty Ltd	}
PT Healthcare of Surabaya	}
PT Putramas Muliasantosa	}
PT Mitrajaya Medikatama	}
The hospital sale also included net assets held by	}
divisions of the parent entity, Mayne Group Limited	}

Year ended 30 June 2003

The following controlled entities were acquired during previous the year

		Date of acquisition	Consideration $ ‘000	Proportion of shares acquired
Queensland Medical Services Pty Ltd and
the Queensland Medical Laboratories business		1 October 2002	260,288	100%
Queensland Diagnostic Imaging Pty Ltd		21 May 2003	90,712	100%

During the previous year the other diagnostic services businesses and assets were acquired for consideration of $ 47,262,000

The following controlled entities were disposed of during previous the year

		Date of disposal	Consideration	Proportion of shares disposed	Contribution to profit from ordinary activities
			$ ‘000		To date of disposal $ ‘000	For whole of corresponding period $ ‘000
Mayne Group Canada Inc and subsidiaries		3 February 2003	172,965	100%	5,154	14,688
Mayne Logistics Pty Ltd and subsidiaries		3 February 2003	169,358	100%	341	6,512
Australian Hospital Care (HPH) Pty Ltd		13 April 2003	—	100%
Faulding Consumer Inc		4 April 2003	7,730	100%	(12,258)	768
Faulding Healthcare (IP) Holdings Inc		4 April 2003	—	100%	9,746	(9,277)

Logistics businesses operated as divisions of Mayne Group Limited were also disposed of for total consideration of $ 103,248,000

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

17.	Equity accounting

Associated Entities at 30 June 2004 were:

	Principal Activity				Investment Carrying amount				Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests
Associated Entity		% Interest in Equity Capital		Equity Accounted Year Ended	Equity Value 2004 $’000	Equity Value 2003 $’000	Dividends Received
							2004 $’000	2003 $’000	2004 $’000	2003 $’000
		2004	2003
St George Private	Medical Services -
Hospital Nuclear	Australia
Medicine Pty Ltd		50.00%	50.00%	30 June	286	281	—	107	5	(80)
Campsie Nuclear	Medical Services -
Medicine Pty Ltd	Australia	50.00%	50.00%	30 June	140	97	—	—	43	50
Gippsland Pathology	Pathology Services -
Service Pty Ltd	Australia	—%	32.00%	30 June	—	7,154	—	448	—	(337)
Minjesk Investment	Hospital -
Corporation Limited	Fiji	—%	—%	30 June	—	—	—	—	—	(317)
Indo China Healthcare	Health Services -
Limited	Asia	45.00%	45.00%	30 June	962	974	92	—	(12)	639

					1,388	8,506	92	555	36	(45)

	June 2004 $’000	June 2003 $’000
Financial Information relating to Associates:
The consolidated entity’s share of profits and losses, assets and liabilities of associates, in aggregate is:
Statement of Financial Performance:
Share of profits / (losses) from ordinary activities before tax of associates	253	1,450
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	(125)	(530)

Share of net profit/(loss) as disclosed by associates	128	920
Equity accounting adjustments:
- goodwill amortisation	—	(410)

Equity accounted share of net profit/(loss) of associates	128	510
Dividends received from associates	(92)	(555)

Share of associates net profit equity accounted	36	(45)

Statement of Financial Position:
Reserves:
Equity share of reserves of associated entities at the beginning of the year	—	(7)
Equity share of reserves in the current year	—	—
Equity share divested	—	7

Equity accounted share of reserves of associates at the end of the year	—	—

Retained Profits:
Equity share of retained profits of associated entities at the beginning of the year	(270)	(1,106)
Equity share of retained profits in the current year	36	(45)
Equity share divested	—	881

Equity accounted share of retained profits of associates at the end of the year	(234)	(270)

Movements in carrying amount of investments:
Carrying amount of investments in associates at the beginning of the year	8,506	8,382
Changes in equity invested in associates during the year	—	(719)
Equity share divested during the year	—	888
Share of movement in associates reserves	—	—
Share of associates net profit equity accounted	36	(45)
Associate transferred to investment in subsidiaries	(7,154)	—

Carrying amount of investments in associates at the end of the year	1,388	8,506

The investment in Minjesk Investment Corporation was divested on 30 June 2003

Gippsland Pathology Service Pty Ltd became a controlled entity with effect from 1 July 2003

MAYNE GROUP LIMITED

Notes to the Financial Statements under ASX Appendix 4E for the financial year ended 30 June 2004

18.	Discontinuing Operations

During the year the consolidated entity divested its Hospitals businesses in Australia and Indonesia, its corporate health management business in Australia, its Asian Consumer business and its ECD business in Australia.

The above transactions are shown as discontinued within the Hospitals, Diagnostic Services, Consumer Brands and Pharmaceuticals segments in Note 15.

Financial Information for the discontinuing businesses is as follows:

	June 2004 $’000	June 2003 $’000
Financial performance information:
Revenue from ordinary activities	575,614	2,465,106
Expenses from ordinary activities	(538,377)	(2,422,679)
Net interest expense	(4,734)	(8,173)
Profit on sale of logistics businesses	—	18,807
Loss on sale or closure of personal wash and sunscreens businesses	—	(14,208)
Loss on sale of medical consulting businesses	—	(1,002)
Write downs of Hospital businesses	—	(373,552)
Profit on sale of Hospitals businesses	504	—

Profit from ordinary activities before tax	33,007	(335,701)
Tax expense	(6,512)	1,430

Net profit after tax	26,495	(334,271)
Outside equity interest	23	386

Net profit after tax and outside equity interest	26,472	(334,657)

Financial position information:
Segment assets	99,325	1,096,817
Segment liabilities	88,118	278,475

Net assets	11,207	818,342

MAYNE GROUP LIMITED

ASX Appendix 4E for the financial year ended 30 June 2004

Status of the audit of the Financial Statements:

The accounts are in the process of being audited.

/S/ KAREN KEE
26 August 2004

K Kee
Company Secretary

Media Release

26 August 2004

Mayne’s full year profit increases 80%

Mayne Group Limited (ASX:MAY) today announced net profit after tax (before significant items) had increased by 80% to $102.1 million for the year ended 30 June 2004. Reported NPAT after significant items of $94.3m is in line with the revised guidance provided to the market on 4 August 2004.

2004 highlights

•	Net profit after tax (before significant items) up 80% to $102.1 million

•	Second consecutive year of continuing business EBIT growth

•	Earnings before interest, tax and significant items (EBIT) up 17% to $156.5 million

•	Pharmaceuticals EBIT $56.4 million with strong second half result

•	Pathology Services EBIT (including Medical Centres) increased 39%

•	Consumer Products business recovered strongly

•	Pharmacy showed strong resilience in second half

•	Strong balance sheet and net operating cash flow up $87 million to $273 million

•	Cash EPS (reported EPS before amortisation and significant items) up 36%

•	Final dividend 6.5 cents

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said “This is a very good result for Mayne in a year that has involved significant corporate reshaping and repositioning. The Company’s core businesses are leaders in their sectors and have delivered a second consecutive year of earnings growth.”

“With the reshaping now completed, we are seeing performance improvements in our businesses starting to flow through with significant EBIT growth in the second half of 2004. We are committed to delivering further improvements in these businesses.”

“In the last year, we have bolstered management in each of our businesses with talented and motivated people. We have also taken significant steps to reduce Mayne’s business risk and position ourselves for the future by investing in R&D, manufacturing capacity and technology, by broadening the geographic base of the Company and by building critical mass in each of our businesses. Our competitiveness has never been stronger,” he said.

“In short, we have a solid foundation in place and a clear path forward with significant potential,” he said.

Divisional operating results

Mayne’s international, injectable specialty pharmaceuticals business delivered a largely unchanged result in a year that did not have any significant new product launches. Earnings are expected to grow organically from this year on as a result of continued investment in research and development that has led to the product pipeline more than doubling in the last three years. Additionally, in the key US and European markets the paclitaxel, MVI®, and Wasserburger bolt-on acquisitions are delivering financial results in-line with expectations. They have built critical mass in these regions and will be strategically important assets for supporting Mayne Pharma’s growth.

1

In the first regular trading period since the Pan Pharmaceuticals recall, Mayne Consumer Products delivered an excellent recovery in the second half with earnings before interest and tax almost quadrupling versus the first half of the year. This result is attributable to improvements in manufacturing and packaging efficiencies, tight cost control and a series of sales and marketing initiatives that have re-established this business’ leadership in the Australian nutraceutical market.

Mayne Pharmacy showed strong resilience in the face of the uncertainty generated when approaches to purchase the business were assessed by the Company during the year. Mayne is committed to supporting community pharmacy in Australia and driving its core business of providing superior service to pharmacists at a competitive price. A revitalised management team is charged with delivering against this strategy and without the distractions of the last 12 months, the business is in a strong position to grow shareholder value.

Close attention to service, productivity and cost management paid dividends in Mayne’s pathology operations. Queensland Medical Laboratories (QML) continued to generate margins well in excess of plan and Dorevitch Pathology in Victoria improved its productivity with additional benefits realised through the integration of Gippsland Pathology Services. Finally, Mayne Health Laverty Pathology in NSW delivered its fourth consecutive period of earnings improvement resulting in margins almost doubling that achieved 18 months ago.

Mayne’s Medical Centres also continued their progressive improvement with the business reporting its first half of positive EBIT contribution. This business now provides Mayne with both a positive operating cash flow and a strong referral base for its pathology operations.

The pleasing performance in Pathology and Medical Centres was partially offset by a disappointing half-year result for Mayne’s Diagnostic Imaging business. A new management team with increased accountability at the site level, together with a government approved fee increase from June 2004, will improve the performance of the Diagnostic Imaging business.

Outlook

In regard to outlook, Mr James said that Mayne remains focused on continuing the financial and operational improvement that has started across its businesses, and assessing further prudent corporate development opportunities.

“Priority number one is delivering Mayne’s third consecutive year of EBIT growth for the Group’s continuing businesses and we will continue to assess acquisition opportunities that make strategic and financial sense,” Mr James said.

In conclusion Mr James said, “Our businesses are very strong and we will be making them even stronger. We have a highly capable management team and each of our businesses has leading positions in the growing health industry so we are expecting the positive results to continue.”

ooo000ooo

Media and investor enquiries:

Larry Hamson, General Manager Corporate Relations

Ph: 03 9868 0380

Mob: 0407 335 907

2

Mayne Group Financial Results – Year ended 30 June 2004

Continuing businesses

$m	2003	2004	%
Sales continuing businesses	3,187.4	3,514.1	10.2%
EBIT continuing businesses	134.0	156.5	16.8%
NPAT continuing businesses[1]	47.6	81.0	70.2%

Continuing businesses EBIT split

$m	2003	2004	%
Pharmaceuticals	60.3	56.6	-6.1%
Consumer	0.9	10.4	1,088.8%
Pathology Services	37.7	50.1	33.1%
Diagnostic Imaging	18.5	19.0	2.4%
Pharmacy Services	29.9	32.6	9.0%

Continuing businesses	147.2	168.7	14.5%
Unallocated	(13.2)	(12.2)	-8.0%

Underlying EBIT	134.0	156.5	16.8%

Note:	Pathology Services includes Pathology and Medical Centres
Minor inconsistencies in calculated amounts in the table are due to rounding.

Reported results

$m	2003	2004
Sales revenue	5,194.5	4,089.7
Reported EBIT	176.5	193.7
Reported NPAT	(456.2)	94.3
Reported NPAT (before significant items)	56.8	102.1
Cash EPS[2] (cents)	18.3	25.0
Reported EPS (cents)	(57.0)	13.0
Net operating cash flows	186.0	272.7
Significant items after tax[3]	(513.0)	(7.8)

[1]	NPAT for the continuing businesses excluding significant items
[2]	Reported EPS before amortisation expense and significant items
[3]	Significant items in 2004 are mainly related to: the writedown of deferred tax assets resulting from Mayne adopting the Australian tax consolidation regime (reported in 1H04 results); corporate development costs written off (primarily relating to the cancelled sale of Pharmacy); and, a tax benefit associated with the prior sale of a Logistics business.

3

Supplementary Information Pack For the 12 Months To 30 June 2004

Company contact details

Contact Mayne Investor Relations:

Larry Hamson

General Manager Corporate Relations Ph: +61 3 9868 0380 Fax: +61 3 9868 0751 larry.hamson@maynegroup.com

Caroline Ingham

Investor Relations Manager Ph: +61 3 9868 0894 Fax: +61 3 9868 0751 caroline.ingham@maynegroup.com

Let us service you better by keeping your details current on our database.

e-mail jodie.giles@maynegroup.com with your details to ensure we can stay in touch with you.

2	Supplementary Information Pack – June 2004

CONTENTS :

I. GROUP INFORMATION 4

II. PHARMACEUTICALS 14

1. Pharma 15

2. Consumer Products 19

III. DIAGNOSTIC SERVICES 21

1. Pathology and Medical Centres 22

2. Diagnostic Imaging 25

IV. PHARMACY 27

V. DISCONTINUED BUSINESSES & SIGNIFICANT ITEMS 30

3	Supplementary Information Pack – June 2004

I. GROUP INFORMATION

I. GROUP INFORMATION 4 Supplementary Information Pack – June 2004

Profit Statement*

($m)	FY02**	FY03	FY04
Continuing business EBIT	103.2	134.0	156.5
Discontinuing business EBIT	146.5	42.4	37.2
Group EBIT	249.7	176.5	193.7
Net Interest expense	(19.6)	(33.1)	(14.7)
Profit before tax	230.1	143.4	179.0
Taxes	(76.2)	(82.9)	(73.2)
Minority interests	(3.6)	(3.6)	(3.7)
NPAT before significant items	150.3	56.8	102.1
Significant items	23.3	(513.0)	(7.8)
Reported NPAT	173.6	(456.2)	94.3
Normalised NPAT			
Reported NPAT	173.6	(456.2)	94.3
Significant items	(23.3)	513.0	7.8
Intangibles amortisation	68.1	89.7	79.4
Normalised NPAT	**218.4**	**146.5**	**181.5**

Significant items (after-tax)	**$m**
Gain on sale of hospitals	0.5
Tax expense on adoption of Australian tax consolidations	(6.5)
Corporate development expenses written-off	(6.7)
Tax benefit associated with Logistics divestments	4.9
Total significant items	**(7.8)**

* Minor inconsistencies in adding/subtracting figures in table due to rounding
** Includes FH Faulding results from 1 October 2001

- Mayne significantly increased profits during FY04 through strong organic performance combined with tactical acquisitions.
- The reshaping program has been completed and operating performance improvements are now starting to flow through with significant EBIT growth in the second half of FY04.
- Mayne's continuing business EBIT was $156.5 million in FY04, an increase of 16.8% over FY03 and 51.7% over FY02. The increase in EBIT was driven by strong operating performance across most of Mayne's businesses as well as contributions from acquisition activity in Diagnostic Services and Pharmaceuticals.
- The Group's consolidated EBIT increased 9.8% to $193.7 million. The increase in earnings from Mayne's continuing businesses more than offset the lower contribution from the Hospitals business that was divested in November 2003. The Hospitals business contributed $37.9 million EBIT in FY04, compared to $54.6 million in FY03.
- Group NPAT (before significant items) increased 79.7% to $102.1 million in FY04.
- Reported NPAT, which includes significant items and discontinued businesses was $94.3 million in FY04, compared with a reported loss of $456.2 million in FY03. The significant turnaround in NPAT is attributable to higher earnings from the continuing businesses, lower interest and tax expenses, and a considerable reduction in significant items offsetting profit.
- Normalised NPAT increased from $146.5 million to $181.5 million in FY04 as a result of the higher earnings from Pharmaceuticals, Diagnostic Services and Pharmacy and lower goodwill amortisation.
- Goodwill amortisation was $79.4 million in FY04, compared with $89.7 million in FY03. The decrease is a result of the lower amortisation for Hospitals as a result of the writedown and subsequent sale of this business and lower amortisation for Pharmacy as a result of the writedown in June 2003.
- Significant items impacting negatively on profit decreased from $513.0 million in FY03 to $7.8 million in FY04. In contrast to FY03, there were no significant asset write-downs or provisions in FY04. Significant items in FY04 were limited to:
  - A $6.5 million tax expense on adoption of the Australian tax consolidation regime as reported at 1H04;
  - Corporate development expenses of $6.7 million primarily associated with the sale process for Pharmacy;
  - A $0.5 million gain on the sale of the hospitals business;
  - A $4.9 million tax benefit associated with a logistics divestments.
- The lower interest expense in FY04 was largely attributable to the sale of the Hospitals business. Mayne was in a net cash position for part of the year as a result of this sale, and now has a lower proportion of Australian debt (which attracts higher interest rates than Mayne's overseas debt in the current environment).

NOTE: Please note that minor inconsistencies in adding and subtracting in tables occur throughout the Supplementary Information Pack and are due to rounding.

I. GROUP INFORMATION 5 Supplementary Information Pack – June 2004

2004 Continuing/Discontinuing Earnings

($m)	Continuing	Discontin-ued	Reported
EBITDA	**291.2**	**58.9**	**350.1**
Depreciation & Amortisation	(134.7)	(21.7)	(156.4)
EBIT	**156.5**	**37.2**	**193.7**
Net Interest expense	(10.0)	(4.7)	(14.7)
Profit before tax	146.5	32.5	179.0
Taxes	(61.8)	(11.4)	(73.2)
Minority interests	(3.7)	-	(3.7)
NPAT before significant items	**81.0**	**21.1**	**102.1**
Significant items	(13.2)	5.4	(7.8)
NPAT	**67.8**	**26.5**	**94.3**
Normalised NPAT			
NPAT (continuing)	67.8	26.5	94.3
Significant items	13.2	(5.4)	7.8
Intangibles amortisation	78.2	1.2	79.4
Normalised NPAT	**159.2**	**22.3**	**181.5**

- Mayne Group's reported EBITDA for the 2004 financial year was $350.1 million with $291.2 million being derived from its continuing business.
- Reported EBIT for the Group was $193.7 million. The continuing businesses contributed $156.5 million of this result.
- Mayne's continuing business reported NPAT of $67.8 million and the businesses discontinued (primarily Hospitals) reported NPAT of $26.5 million. Reported NPAT for the Group in fiscal 2004 was $94.3 million.
- Normalised NPAT for the Group was $181.5 million, with approximately 88% of this coming from Mayne's continuing business.

Continuing Business Profit Statement

($m)	FY02*	FY03	FY04
EBIT	**103.2**	**134.0**	**156.5**
Net Interest expense	(16.0)	(24.9)	(10.0)
Profit before tax	87.1	109.1	146.5
Taxes	(26.1)	(58.3)	(61.8)
Minority interests	(3.3)	(3.2)	(3.7)
NPAT before significant items	**57.7**	**47.6**	**81.0**
Significant items	(12.6)	(169.1)	(13.2)
NPAT (continuing)	45.1	(121.5)	67.8
Normalised NPAT			
NPAT (continuing)	45.1	(121.5)	67.8
Significant items	12.6	169.1	13.2
Intangibles amortisation	49.5	73.6	78.2
Normalised NPAT	**107.2**	**121.2**	**159.3**
Normalised EPS			
Normalised NPAT	107.2	121.2	159.3
Weighted average number of shares	706.8	799.8	726.8
Normalised EPS	**15.2**	**15.2**	**21.9**

* Includes FH Faulding results from 1 October 2001

- The strong momentum in the underlying business continued in FY04 with continuing business EBIT increasing $22.5 million (or 16.8%) to $156.5 million. This positive trend reflects the benefits that are being extracted from the businesses.
- NPAT before significant items increased 70.2% to $81.0 million, reflecting the increased earnings from most of the businesses, supported by lower interest expense and to a lesser extent, a lower effective tax rate.
- Continuing business NPAT of $67.8 million was recorded in FY04 compared to a reported loss of $121.4 million. The turnaround reflects the improved results from the continuing businesses and unlike FY03, there were no significant asset writedowns or provisions associated with the continuing businesses.
- Normalised EPS (before significant items, discontinued businesses and goodwill amortisation) was 21.9 cents in FY04, reflecting the higher NPAT, combined with a decrease in the weighted average number of shares.

I. GROUP INFORMATION 6 Supplementary Information Pack – June 2004

In FY02 and FY03 the normalised EPS numbers are less relevant as they are calculated based on the total capital base which includes capital attributed to the discontinued business.

NPAT Consensus Reconciliation

($m) FY04

4 August average analyst forecast 79.8

Rationale

Stronger after tax operating earnings 9.7 Reduced interest expense 3.8 Lower effective tax rate 1.0 Reported 2004 NPAT 94.3

This table reconciles back to the earnings update provided on 4 August 2004 which stated that net profit after tax was expected to be 15-20% above the average analyst forecast of $79.8 million Reported FY04 NPAT of $94.3 million was 18.2% higher than the average analyst forecast prior to the earnings update. NPAT was above expectations largely due to higher after-tax operating earnings, supported by a lower interest expense, and to lesser extent, a lower effective tax rate.

Operating earnings (after tax) were $9.7 million higher than consensus driven by strong Consumer and Pathology results, and Pharmaceuticals recovered some of the paclitaxel losses resulting from Mylan’s aggressive behaviour earlier in the year through the settlement reached late in FY04.

Net interest expense was lower than expected largely due to Mayne purchasing US and European assets that were funded in the local currency to hedge currency fluctuations. Consequently, Mayne now has a higher proportion of overseas debt, which attracts lower interest rates than Australian debt in the current environment.

Cash EPS

35 30 25 20 15 10 5 0

(Cents)

30.9

18.3

25.0

FY02* FY03 FY04

EPS before significant items after goodwill amortisation

* Includes FH Faulding results from 1 October 2001

Cash EPS (reported EPS before significant items and goodwill amortisation) increased 36.3% over FY03 to 25.0 cents. The increase in earnings from the continuing business and lower interest and tax expenses more than offset the lower earnings contribution from the discontinued Hospitals business.

Reported EPS (after significant items and goodwill amortisation) was 13.0 cents, compared to a reported loss per share of 57.0 cents reported in the prior year. The significant turnaround in reported EPS was predominantly due to the decrease in significant items impacting profit, together with the factors discussed in the above paragraph.

A final dividend of 6.5 cents was declared in the second half, bringing total dividends declared in FY04 to 17.0 cents. Excluding the special interim dividend paid in lieu of last year’s final dividend, the normalised dividend for FY04 was 11.0 cents.

I. GROUP INFORMATION

7

Supplementary Information Pack – June 2004

Sales Revenue



6,000
5,000
4,000
3,000
2,000
1,000
0
($m)
2,692
2,300
2,007
3,187
576
3,514
FY02*
FY03
FY04
Continuing
Discontinued

Total	$4,992m	$5,195m	$4,090m

* Includes FH Faulding results from 1 October 2001

- Continuing business revenue continued its rising trend increasing 10.2% to $3.5 billion in FY04. Revenue growth was recorded across all business units with the exception of Consumer Products due to the impact of the Pan recall on the first half results. Diagnostic Imaging and Pathology recorded the largest increase in revenue primarily as a result of the full period contribution from the acquisitions undertaken in FY03 (QML, Pacific Healthcare and QDI).
- Due to the sale of the hospitals business during FY04 and the sale of the logistics business during FY03, total revenue decreased 21.3% to $4.1 billion in FY04.

Earnings before Interest & Tax ("EBIT")

($m)	FY02*	FY03	FY04
Pharmaceuticals (1)	52.9	61.1	66.9
Diagnostics Services (2)	43.6	56.2	69.1
Pharmacy	19.5	29.9	32.6
Continuing Businesses	116.0	147.2	168.7
Unallocated	(12.8)	(13.2)	(12.2)
Underlying EBIT	**103.2**	**134.0**	**156.5**
Discont. Businesses	146.5	42.4	37.2
Reported EBIT	**249.7**	**176.5**	**193.7**

(1) Pharmaceuticals and Consumer Products.
(2) Pathology, Diagnostic Imaging and Medical Centres.
* Includes FH Faulding results from 1 October 2001

- Continuing business EBIT increased 16.8% during FY04 to $156.5 million, which reflects the continued improvement in the operation of Mayne's core businesses.
- Pharma EBIT increased as a result of the strong rebound in earnings recorded by Consumer Products following the Pan recall. This was offset partially by a small decline in Pharmaceuticals EBIT due to a lower number of product launches and weaker product pipeline during FY04. This slight decline year on year masks a strong second half on the back of several bolt-on acquisitions.
- In Diagnostic Services, Pathology recorded a very strong result, driven by strong performances from recent acquisitions, combined with the benefit of a 3.1% fee increase in December 2003. The Diagnostic Imaging result was relatively flat resulting from low industry growth, a delayed fee increase late in the year, and a higher allocation of functional costs.
- Pharmacy achieved modest growth despite the disruption to the business caused by the cancelled sale process.

I. GROUP INFORMATION 8 Supplementary Information Pack – June 2004

Taxation

100 80 60 40 20 0

($m)

82.9

76.2 73.2

FY02* FY03 FY04 Tax Expense

* Includes FH Faulding results from 1 October 2001

Income tax expense from ordinary activities, excluding the tax impact of significant items was $73.2 million, $9.7 million lower than the prior period. After adding back non-deductible amortisation expense the effective tax rate in FY04 was 29.1%:

Effective tax rate FY04

Profit before tax 179.0 Total goodwill amortisation 79.4 Less tax deductible amortisation in the US (6.6) Profit before non-deductible amortisation 251.8 Tax expense 73.2 Effective tax rate 29.1%

This is lower than the underlying Australian tax rate of 30%. The current year tax expense was reduced by the release of a prior year over provision of $2.6 million. Additionally in FY04, the geographic mix of profits was weighted more towards countries attracting lower tax rates.

Mayne benefits from R&D concessions in Australia, but pays tax rates higher than 30% in the US and Europe.

Mayne generally expects its effective tax rate will be 30-32% going forward taking into account the deductability of the US amortisation expense, subject to any material change in the regional profit mix.

Mayne has tax losses to offset against Australian taxable income. Accordingly, cash payments for income tax in coming years will be lower than income tax expense.

Net Debt and Gearing

500 400 300 200 100 0

195

5.1%

373

11.1%

454

15.3%

20.0% 15.0% 10.0% 5.0% 0.0%

FY02 FY03 FY04

Net Debt Gearing

Net debt fluctuated significantly during FY04. At the end of the first half, Mayne was in a net cash position of $177 million following the receipt of proceeds from the sale of the Hospitals business. At the end of FY04 Mayne had a net debt position of approximately $454 million, an increase of $81 million from 30 June 2003 and an increase of $631 million over the first half. The increase in net debt in the second half was largely due to:

The	off-market share buy-back (approximately $360 million);

The acquisition of injectable multivitamin products (MVI®) from aaiPharma Inc. in the US (approximately $137 million);

The acquisition of all the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger) in Germany (approximately $67 million);

Upfront cost relating to the agreement with Ivax for the manufacture, marketing and distribution of Paxene® in Europe (approximately $39 million).

Mayne’s gearing ratio (measured as net debt as a percentage of net debt plus equity) was 15.3% at the end of FY04. Mayne still has significant borrowing capacity before reaching its target gearing ratio of between 20% to 30%.

I. GROUP INFORMATION

9

Supplementary Information Pack – June 2004

Capital Employed

4,000 3,500 3,000 2,500 2,000 ($m) 1,500 1,000 500 0

195

3,618

373

2,988

454

2,521

FY02 FY03 FY04

Equity Net Debt (Cash)

Total $3,813m $3,361m $2,975m

Total capital employed decreased from $3.4 billion to $3.0 billion across FY04.

Mayne acquired approximately 18.1% of its opening issued capital during FY04 at a total cost of $490 million. 13.1% of opening issued capital was acquired through an off-market share buy-back, with the remainder acquired through an on-market share buy-back.

The decrease in equity as a result of the buy-backs was partially offset by the profit generated during the year, and to a lesser extent, shares issued under the dividend re-investment plan.

Capital Employed by Division

1,800 1,600 1,400 1,200 1,000 800 600 400 200 -

1,633

860

346

136

Pharmaceuticals

Diagnostic Pharmacy Other

Pharmaceuticals: Mayne Pharma and Consumer Products Diagnostic: Pathology, Diagnostic Imaging and Medical Centres

Mayne’s Pharmaceuticals division increased capital employed in FY04 by $491 million to approximately $1.6 billion primarily as a result of the recent bolt-on acquisitions (paclitaxel, MVI® and Wasserburger). Capital employed for Diagnostic Services decreased slightly compared to 30 June 2003 resulting from better working capital management.

Pharmacy reduced its capital employed by approximately $10 million in FY04 due to working capital initiatives introduced during the year.

I. GROUP INFORMATION

10

Supplementary Information Pack – June 2004

Return on Capital Employed*

14% 12% 10% 8% 6% 4% 2% 0%

6.2%

12.3%

5.9%

11.6%

5.9%

11.8%

6.5%

12.8%

1H03 2H03 1H04 2H04

ROIC (1) RONTA (2)

1) Return on Invested Capital – calculated as Reported EBITA less blended notional cash tax rate divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

2) Return on Net Tangible Assets – calculated as Reported EBITA less blended notional cash tax rate divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

I. GROUP INFORMATION

Supplementary Information Pack – June 2004

Underlying Cashflow

($	A m)

EBITDA 350.1

Add: loss on assets sold in the year 4.2 Normalised Working Capital Movement1 (69.3) 285.0

Receipts 4,416.5 Payments (4,135.7)

Gross Operating Cash Flow 280.8

Significant items in operating cash flow not in EBITDA 8.6

Normalised Operating Cash Flow 289.4

Income Taxes Refunded 4.0 Capital Expenditure (131.7) Asset Disposals 2.8

Free Cashflow 164.5

Net Interest Paid (12.3) Dividends Paid (54.6) Net Cashflow 97.6

1 Working capital movements have been normalised to adjust for businesses acquired/divested and non-operating movements such as increased non-cash provisions and dividends payable.

Mayne continued to focus on translating operating earnings into cash flow during the year. Mayne generated EBITDA of $350.1 million which, after adjusting for normalised working capital movements and non-cash items included in EBITDA but not included in operating cash flows, converted into $285 million in normalised earnings.

This result is in line with Mayne’s normalised operating cash flow of $289.4 million indicating that Mayne’s normalised earnings are correlating closely to operating cash flows.

Normalised working capital increased by $69.3 million during the year because:

Pharma had lower than normal inventory levels at 30 June 2003 due to industrial action that was occurring at the time; Pharma debtors are higher than the prior year due to debtors created through sales of Paxene® and MVI® following their acquisition late in the year for which debtor collections were made post year-end; Inventories in Consumer have increased significantly over the prior year as stocks have been re-established following the write-off required after the Pan recall and, An increase in Pharmacy receivables and inventories commensurate with the growth in that business was offset by an equivalent increase in Pharmacy trade creditor balances.

Free cash flow in FY04 was $164.5 million more than double 2003’s result.

Mayne remains focused on improving operating cash flow and this is a key performance indicator that the business units are measured upon.

I. GROUP INFORMATION

12

Supplementary Information Pack – June 2004

Capital Expenditure

60

50

40

(A$m) 30 20 10 0

53.0

19.8

37.8

32.5

5.4 4.1

29.6

20.5

6.0

Pharma Diagn.

Pharmacy Services

Discont. Other

Capital Expenditure Depreciation

Total capital expenditure across the group was $131.7 million in FY04, compared to $163.4 million in FY03. Excluding discontinued businesses, capital expenditure was $102.2 million in FY04, an increase of $29.2 million over FY03.

In Pharmaceuticals, Mayne invested approximately $27 million in development capex including Seidenader inspection machines, new quality assurance laboratories using isolator technology, as well as a freeze dryer for non-cytotoxic products. Included in the development capex is approximately $14 million invested in Aguadilla and Mulgrave related to the $60 million redevelopment of those facilities.

Capital expenditure in Pathology and Diagnostic Imaging increased by 21.3% in FY04. The increase over the prior year reflects the larger scale of these businesses following the acquisitions undertaken in 2003. Development capex in Diagnostic Imaging was $12.9 million, which included the upgrade of the Knox facility in Victoria during the first half. Approximately $0.9 million was invested in development capex in Pathology.

Discontinued business capital expenditure relates to the Hospitals business. Hospitals capital expenditure approximately halved in FY04, reflecting the sale of the hospitals business in November 2003.

Other Assets / Liabilities

($m) FY02 FY03 FY04

Assets Held for Sale - 35.3 -Sales proceeds receivable - 43.0 38.3 Intangibles 1,707.8 1,764.8 2,049.8 Investments 8.4 8.5 1.4 FITB 232.1 198.3 122.7

Provision for Taxation 10.0 34.9 18.7 Deferred Taxation 71.2 41.3 44.3

Assets held for resale at 30 June 2003 represented the hospitals sold to Healthscope. Transfers with respect to these hospitals were completed in 1H04. As at 30 June 2004 a receivable of $20.3 million was outstanding in relation to these hospitals and is due to be collected by September 2004 in accordance with the sale contract.

Sale proceeds receivable were $38.3 million at 30 June 2004 and relate to amounts owed by Linfox to Mayne for the Logistics sale. In July 2004, this amount was received in full and final settlement of all claims relating to this transaction.

The total Intangibles balance largely relates to the acquisition of FH Faulding in October 2001. Intangibles increased in FY04 largely as a result of goodwill associated with the Pharmaceuticals acquisitions (the paclitaxel acquisitions, MVI® and Wasserburger). Mayne undertakes half yearly reviews of the carrying value of its fixed assets using a net present value of future cash flows approach.

I. GROUP INFORMATION

13

Supplementary Information Pack – June 2004

II. PHARMACEUTICALS

II. PHARMACEUTICALS 14 Supplementary Information Pack – June 2004

1. PHARMA

Key Highlights

Environmental

Mayne is a leading developer and marketer of specialty, injectable pharmaceuticals with an emphasis on cancer-related drugs. Mayne is the leading supplier of generic, injectable oncology drugs in Europe, Canada and Australia and is developing its position in the United States.

There is increasing support for generic drugs across many of Mayne’s key markets driven by the desire of governments and health insurance companies to drive down costs, and growing acceptance of generic drugs by the medical community.

In 2003, growth of generic drugs exceeded growth of branded drugs in all of Mayne’s key markets.

Consolidation of regional players continues as it becomes increasingly desirable to have a global footprint.

Financial Performance

Total revenue increased 8.5% (18.2% excluding foreign exchange impacts) over the prior corresponding period due to:

The	continued success of the geographic expansion strategy in Europe;
Strong	performance of the Australian pharmaceutical business;

Contributions from recent bolt-on acquisitions in Europe and the United States.

EBITA margin of 20.9%, comparable to 2H03 and a significant improvement on 1H04.

Strong EBITA of $53.4 million in 2H04 compared to $49.3 million in 2H03 and $44.8 million in 1H04.

Organisational

Acquisitions undertaken in FY04 (paclitaxel trifecta, MVI® and Wasserburger) in the key European and US markets provide a solid platform for growth. Significant investment in R&D has more than doubled the product pipeline in the last three years to $US9.4 billion (local market value). Mayne Pharma implemented a regional organisational structure so that the three regional presidents now report directly to the Group Managing Director and CEO. Functional areas like manufacturing, R&D and quality continued to be managed globally.

Revenue

($m)

300 250 200 150 100 50 0

56.7 70.1 68.3 75.6

98.9 104.5

82.0 94.1

89.5

74.1 66.1 81.4

Americas EMEA Asia Pacific

1H03 2H03 1H04 2H04

Total ($m) 224.4 235.8 245.1 255.9

EMEA

2H04 revenues increased 11.1% over the prior corresponding period to $104.5 million or approximately 18.6% adjusted for foreign exchange fluctuations (using 2H03 average rate as a base). The growth was largely driven by:

Successful	geographic expansion;

Two months revenue contribution from the Wasserburger acquisition. This acquisition is performing in line with expectations;

The successful launch of Paxene® (the first alternative to Bristol Myers-Squibb’s Taxol®) into Europe in May 2004, up to six to nine months ahead of competition;

Increased contribution from Mayne’s UK compounding business across FY04. Compounding is a value-added process that involves combining various pharmaceuticals into one ready-to-use formulation to simplify the process of drug administration for the doctor and the patient.

Americas

Revenue declined 7.3% compared to the prior corresponding period (but increased approximately 11.4% after adjusting for foreign exchange fluctuations) and increased 23.6% over 1H04.

Growth over the prior period was predominantly driven by contributions from recent acquisitions:

II. PHARMACEUTICALS 15 Supplementary Information Pack – June 2004

- The MVI® acquisition has performed in line with expectations and contributed two months of revenue in 2H04;
- The paclitaxel trifecta (including EU) performed in line with expectations.
- The significant decline in the pricing of pamidronate abated in the second half, but competition remains intense.

Asia Pacific

- Revenues increased 23.1% compared with 2H03 (approximately 25.4% after adjusting for foreign currency fluctuations) but declined 9.1% compared to 1H04. Whilst the underlying business continued to perform strongly, revenue was lower than the prior period due to:
  - Higher Doryx orders in 1H04; and
  - The winding back of contract manufacturing sales; reducing exposure to less profitable contract manufacturing to focus on the manufacturing of core products is part of Mayne's overall manufacturing strategy.

Contribution



($m)
60
50
40
30
20
10
0
21.0%
21.0%
18.3%
20.9%
47.0
49.3
44.8
53.4
25%
20%
15%
10%
5%
0%
1H03
2H03
1H04
2H04
EBITA
EBITA Margin

EBITA Margin

- EBITA increased $4.1 million compared to the prior corresponding period and $8.6 million sequentially, largely as a result of:
  - Part period contributions from acquisitions;
  - Recovery of some of the lost profits in paclitaxel, caused by Mylan's aggressive discounting behaviour in the latter part of the first half, through the $US 3.0 million litigation settlement in late June 2004.
- EBITA margins increased to 20.9% in the second half assisted by the recovery of lost paclitaxel profits associated with the Mylan settlement.

Return on Capital Employed*



25%
20%
15%
10%
5%
0%
ROIC (1)
RONTA (2)
21.8%
24.1%
19.4%
17.8%
7.1%
7.1%
5.9%
5.6%
1H03
2H03
1H04
2H04

(1) Return on Invested Capital – calculated as EBITA less notional cash tax rate (30%) divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(2) Return on Net Tangible Assets – calculated as EBITA less notional cash tax rate (30%) divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

* A tax rate of 30% has been applied to all periods. This reflects the approximate effective tax rate for the Pharmaceuticals business

- ROIC (including goodwill arising from the Faulding acquisition and the recent paclitaxel, MVI® and Wasserburger acquisitions) was 5.6% and RONTA was 17.8% in 2H04.
- Invested capital increased during 2H04 as a result of the recent acquisitions. However, a corresponding increase in earnings was not recorded as:
  - The acquisitions only contributed for the later part of the period,
  - The full earnings potential of the MVI® and Wasserburger acquisitions will be realised progressively over fiscal 2005 and fiscal 2006.
- Mayne is looking to improve Pharma's ROIC through organic growth from its pipeline, achieving the expected synergies from its recent acquisitions as well as managing capital in the business efficiently.

II. PHARMACEUTICALS 16 Supplementary Information Pack – June 2004

Product Approvals

	Jun-02	Jun-03	Jun-04
Americas	10	11	7
EMEA	35	36	23
Asia Pac	28	26	4
TOTAL	**73**	**73**	**34**

- As expected and previously foreshadowed, the number of product approvals in fiscal 2004 was lower than in prior years. In FY04 Mayne received a total of 34 product approvals, 15 in the first half and 19 in the second half.
- Approvals received in second half included:
  - Tentative approval for carboplatin, the generic version of Bristol-Myers Squibb's (BMS) Paraplatin®, received in March (LMV[1]: $US 780 million). In April, Teva settled its litigation with BMS and entered into a supply and distribution agreement with BMS that would see Teva enter the market approximately four months before the patent expires.
  - FDA approval for two new MVI® products: the 13 nutrient product and the no Vitamin K product. The latter was also granted orphan drug status which means that Mayne receives up to seven years of marketing exclusivity in the US.
  - Approval for Paxene® in 9 European countries including Germany, France, Italy and the Nordic region.
  - Two in-licensed products, Eligard and Kytril, were successfully launched in Australia.
  - In July 2004, Mayne received tentative approval for mitoxantrone (LMV: $US 89 million) in the US (not included in the figures to June 04). Mayne anticipates launching mitoxantrane in FY06.

Product Pipeline Fiscal 2005 - 2011

- Mayne currently has a total of 64 molecules in the pipeline for which approvals will be sought during fiscal 2005 to 2011.
- The local market value of Mayne's pipeline to 2011 is $US 9.4 billion, representing an increase of 14% over the last six months and compares to a pipeline when the business was acquired from Faulding of approximately $US 3.8 billion.
- The pipeline increase is primarily due to additional new products, additional markets and continuing growth in the market for many of these products.

[1] LMV refers to the local market value of sales of the equivalent branded product. LMVs are in $US and based on IMS data to December 2003

- Of the 330 country approvals expected between during 2005 to 2011, Mayne has already filed 107 applications with various regulatory agencies representing a total market value of branded equivalents of approximately $US 3.2 billion.
- While a substantial portion of the pipeline is deliberately focussed on the Americas to grow this business, the overall pipeline is well diversified as the table below illustrates.

Product pipeline		# of regional approvals	# of country approvals	Local Market Value ($USm)
Internal development				
	Americas	32	45	6,093
	EMEA	22	200	1,911
	Asia Pacific	10	10	45
		64	**255**	**8,049**
In-licensing/acquisition [1]				
	Americas	10	11	840
	EMEA	5	48	443
	Asia Pacific	16	16	88
		31	**75**	**1,370**
TOTAL PIPELINE OPPORTUNITY		95	330	9,419

[1] Includes products that have been acquired/in-licensed or where a reasonable likelihood of completing an acquisition/in-licensing opportunity exists. Only estimated to 2007 because the lead time for these types of opportunities is typically 2-3 years.



Country Launches and Local Market Value (LMV)
LMV - $US m
Country Launches
2,500
2,000
1,500
1,000
500
-
120
100
80
60
40
20
34
732
53
1,630
101
2,116
FY04a
FY05
FY06
LMV
Country Launches

II. PHARMACEUTICALS 17 Supplementary Information Pack – June 2004

- Fiscal 2005 and 2006 are strong years in terms of new product launches. 154 individual country approvals are expected with a LMV potential of $3.7 billion. This is a significant increase over recent years and reflects the additional focus placed on internal and external development activities.

Specific product launches in FY05 and FY06		
Product	**LMV**	**Expected launch details**
Fiscal 2005		
Fluconazole (Americas)	$US 220m	Launched July-04
Carboplatin (Americas)	$US 780m	Tentative approval received; launch expected Oct-04
Paxene (EMEA)	$US400m	Launch in further European countries
Paclitaxel (EMEA)	$US124m	Launch in countries not covered by Paxene® agreement with Ivax
Irinotecan (EMEA)	$US200m	Launch in further European countries
Epirubicin (EMEA)	$US139m	Launch in 1st country in mid-FY05; progressive launches in other countries through to FY06
Fiscal 2006		
Propofol (Americas)	$US 540m	Paragraph IV filing; if successful Mayne will be the third participant in a market that does not genericise until 2015
Ondansetron (Americas)	$US 557m	Paragraph IV; if successful, Mayne may receive up to six-months of exclusivity. If unsuccessful, Mayne expects to launch in FY07 when the market genericises in the US
Ondansetron (EMEA)	$US 108m	Approval expected in some European countries in FY06; launches through to FY07
Ondansetron (Asia Pac)	$US 16m	Approval expected in Australia

There are many other molecules in the pipeline that are expected to be launched in the next few years that cannot be disclosed due to commercial sensitivities.

Research and Development (R&D)

- The dollar investment in R&D in 2H04 was higher than the prior corresponding period, reflecting the ongoing focus on R&D to build the product pipeline and support organic growth.
- As previously advised to the market, R&D costs are expected to be approximately $10 million higher in 2004 resulting from continued focus on organic growth and broadening the product portfolio.
- R&D costs as a percentage of total revenue decreased by 0.6% in the second half as a result of higher sales recorded during the period and a small decrease in absolute R&D expenditure.



R&D (% of Revenue)
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
10.8%
8.7%
9.1%
8.5%
1H03
2H03
1H04
2H04

II. PHARMACEUTICALS 18 Supplementary Information Pack – June 2004

2. CONSUMER PRODUCTS

Key Highlights

Environmental

The complementary medicine market has shown resilience in the wake of the Pan Pharmaceuticals (Pan) recall. Consumers are buying more today in the way of complementary health supplements than they were pre-Pan.

According to Aztec Information System, the market has grown 3.7% in the 12 months to June 2004.

As at 13 June 2004, Mayne was the clear leader in the combined pharmacy and grocery nutraceuticals market with a market share of approximately 25%, up from a low of 18% in July 20031.

Financial Performance

The Consumer Products division continued its rebuilding process and reported a strong result for the second half.

Continuing business revenue increased 11.1% over the prior corresponding and 14.7% sequentially to $77.9 million as a result of higher consumer demand and the impact of launching a limited range of Natures Own into grocery.

EBITA rebounded strongly to $10.9m, an increase of $6.0 million over the prior period. The stronger earnings were a result of higher sales, improved manufacturing efficiencies and tighter cost control.

Organisational

In the last 24 months, Consumer Products has undergone a significant restructuring that is now showing tangible benefits. The business was refocused on nutraceuticals, the non-core personal wash assets were sold, product lines were rationalised following Pan and manufacturing of products was largely brought in-house.

The Consumer Products division has continued to realise the benefits from bringing manufacturing in-house. Approximately 75% of the division’s products are now manufactured at its Virginia, Qld facility.

Importantly, the TGA visited the Virginia site twice during the year (including a spot audit) and identified no critical issues.

The business is now more focussed and streamlined following the significant restructuring that occurred post the Pan recall. The business has returned to a stable position following Pan, however competition is intense as the major brands battle for market share.

1Source:	Aztec Information System (based on dollars)

Revenue

($m)

110 100 90 80 70 60 50 40 30 20 10 0

22.4

22.5

86.3

70.1

1.7

67.9

1.9

77.9

Discontinued businesses Continuing business

1H03 2H03 1H04 2H04

Consumer Products revenues rebounded strongly in 2H04. Continuing business revenue increased $7.8 million over the prior corresponding period to $77.9 million in 2H04, and grew $10.0 million over the prior period. Total revenue was 14.7% higher than 1H04 but 13.8% lower than 2H03. 2H03 included $22.5 million of discontinued business sales, predominantly relating to the sunscreens and personal wash businesses disposed of in FY03.

The increase in continuing business sales in the second half was predominantly due to launching Nature’s Own into grocery and higher demand across all channels driven by increased marketing and promotion. The successful Nature’s Own launch into grocery was combined with significant investment in marketing and promotion including the Sigrid Thornton television and print advertisements. Sales of Nature’s Own in grocery have performed well and have neither cannibalised Cenovis grocery sales nor Nature’s Own pharmacy sales.

Cenovis is once again the market-leading brand in grocery.

Bio-Organics sales have rebounded and the brand has moved back to market leadership in the growing Glucosamine market (for treatment of arthritis), supported by the Dennis Lillie TV & print campaign.

Over-the-counter (“OTC”) products contribute approximately 15% of the Consumer Products revenue. Sales growth of

Betadine, the major OTC brand, outperformed market growth and it continues to be the leading pharmacy antiseptic.

II. PHARMACEUTICALS 19 Supplementary Information Pack – June 2004

Contribution

EBITA Margin

($m)

12 10 8 6 4 2 0 -2 -4 -6

-1.1 1.0%

-4.5

7.0%

4.9

13.

10.9

15% 13% 10% 8% 5% 3% 0% -3% -5% -8%

EBITA EBITA Margin

-4.8%

1H03 2H03 1H04 2H04

Operating earnings at the EBITA level increased by $6.0 million over the prior period, to $10.9 million. This increase was achieved through higher sales, the impact of moving Natures Own into grocery and further manufacturing efficiencies and tighter cost control.

EBITA margins increased to 13.7% in the second half, compared with 7.0% in the first half driven by the operating improvements as well as the full range of product being back on retail shelves.

Manufacturing and packaging efficiencies have increased significantly through downtime reduction and output management initiatives. Cost benefits have also been realised through more efficient outsourcing initiatives.

Return on Capital Employed*

15% 10% 5% 0% -5%

-0.6%

-0.9%

1H03

2.6% -4.1%

5.2%

3.0%

11.5%

6.7%

ROIC (1)

RONTA (2)

2H03 1H04 2H04

(1) Return on Invested Capital – calculated as EBITA less notional cash tax (21%) divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(2) Return on Net Tangible Assets – calculated as EBITA less notional tax (21%) divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

* Mayne’s cash tax rate in Australia is 21% as a result of the significant tax losses available to offset future earnings. Since ROIC is a cash based return, we have used 21% at the notional tax rate for calculating ROCE. This has been reflected retroactively in Mayne’s ROCE analysis.

ROIC has improved from 3.0% in the prior period to 6.7% in the current period reflecting the earnings improvement in the business. RONTA also increased significantly over the prior period.

Minimal capital investment had to be made during the period notwithstanding the significant number of product lines that are now manufactured in-house. The focus for the business is to continue increasing earnings and ROIC through revenue growth, cost management and productivity improvements.

II. PHARMACEUTICALS 20 Supplementary Information Pack – June 2004

III. DIAGNOSTIC SERVICES

III. DIAGNOSTIC SERVICES 21 Supplementary Information Pack – June 2004

1. PATHOLOGY AND MEDICAL CENTRES

Pathology

Key Highlights

Environmental

The Federal Government introduced a fee increase of approximately 3.1% in December 2003, contributing to stronger industry revenue growth in the second half.

A new funding agreement is being negotiated with the Federal Government and is expected to deliver a 5% per annum increase for a five year term.

Financial Performance

Pathology revenues increased 14.2% over the prior corresponding period. Organic revenues increased 9.4% over the prior corresponding period. EBITA performance improved 23.8% over the prior corresponding period driven by both organic growth and the full period contribution of Gippsland Pathology Service (GPS) which was acquired on 1 July 2003.

The increase in revenues and earnings was driven by:

– Strong market share and productivity gains in QML (Qld) and continued incremental improvements in the performance of Laverty (NSW) and Dorevitch (Vic).

– Benefits achieved from the full integration of GPS, which is continuing to exceed the acquisition expectations.

Effective 1 July 2003, the weighting of head office functional cost allocations was changed consequent upon the hospital and logistics sales because the scale economies created by these divested businesses ceased. This allocation change was effected in the 1H04 accounts and the allocation has remained consistent in 2H04.

Organisational

Consistent strong service quality and tight cost management have benefitted Pathology in FY04.

QML continued to generate growth in revenue and earnings ahead of acquisition targets.

Mayne is developing a new laboratory for QML at a cost of approximately $28 million that is expected to be completed in FY06.

Mayne is considering various options to fund this expansion, including a sale leaseback arrangement. The new lab is expected to further improve QML’s productivity.

Revenue

($m)

250 200 150 100 50 0

171.1

218.7

235.5

249.9

Revenue

1H03 2H03 1H04 2H04

Reported revenues increased 14.2% over the prior corresponding period, or 9.4% excluding the GPS acquisition. Organic revenues increased as a result of both average fee and volume growth.

Episodes grew 10.4% over the prior corresponding period with the majority of this growth generated by the GPS acquisition. Excluding the impact of GPS, organic growth was 4.9%. This growth was in-line with market growth in episodes based on data provided by the HIC of 4.9%. Continued strong performance at QML was achieved during the period, aided by further geographic expansion and an increase in public sector outsourced work. Revenue per episode increased 3.4% over the prior corresponding period and 3.8% over 1H04.

Growth in the average fee above the Federal Government increase was driven largely by increased specialist work in Qld, and more outsourced testing being brought in house in NSW and Vic as economic volumes were achieved.

III. DIAGNOSTIC SERVICES 22 Supplementary Information Pack – June 2004

Contribution

EBITA Margin

($m)

40 35 30 25 20 15 10 5 0

12.3%

13.4%

11.7%

14.6%

21.1

29.4

27.4

36.4

16% 14% 12% 10% 8% 6% 4% 2% 0%

1H03 2H03 1H04 2H04

EBITA EBITA Margin

The strength in Pathology’s result is most evident in the growth of EBITA and EBITA margins over the prior corresponding period. EBITA margin increased from 13.4% to 14.6% over the prior corresponding period despite the significant increase in functional costs allocated to the business at the beginning of 1H04 resulting from the divestment of logistics and hospitals. This improvement was primarily driven by: increased volumes and lower marginal costs in Laverty, episode and revenue per episode growth at QML, and productivity gains with episodes per workhour for the overall business increasing to 1.16 from 1.12 in the prior corresponding period, driven by significant productivity improvements in QML (Qld), Laverty (NSW) and Dorevitch (Vic).

Significantly, Laverty’s EBITA margin has risen for the fourth consecutive half and has almost doubled since 1H03 to 13.6%. The strong overall margin performance was partially offset by a weaker performance in Western Diagnostic Pathology due to very slow industry growth in the combined WA/NT market.

Return on Capital Employed*

ROIC (1)

RONTA (2)

25% 20% 15% 10% 5% 0%

9.6%

18.3%

9.4%

19.3%

8.6%

17.3%

11.4%

24.5%

1H03 2H03 1H04 2H04

(1) Return on Invested Capital – calculated as EBITA less notional cash tax (21%) divided by average Invested Capital (net assets, including goodwill adding back accumlated goodwill amortisation) and expressed as an annualised percentage return.

(2) Return on Net Tangible Assets – calculated as EBITA less notional cash tax (21%) divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

* Mayne’s cash tax rate in Australia is 21% as a result of the significant tax losses available to offset future earnings. Since ROIC is a cash based return, we have used 21% at the notional tax rate for calculating ROCE. This has been reflected retroactively in Mayne’s ROCE analysis.

Both ROIC and RONTA for the Pathology business increased in 2H04 primarily due to the improved operating performance of the business. ROIC for pathology increased to 11.4% from 9.4% in the prior corresponding period.

Importantly, Mayne’s ROIC for pathology was almost 200 basis points above Mayne’s weighted average cost of capital (9.5%) for the second half.

III. DIAGNOSTIC SERVICES 23 Supplementary Information Pack – June 2004

Medical Centres

Key Highlights

Medical centres delivered another strong result in 2H04 in both revenue and earnings and is now delivering strong cash flows in addition to referalls to the Pathology business.

Federal Government announced the Medicare Plus program in Feb 2004 Whilst mostly focused on encouraging bulk billing and providing extra funding for patient groups such as children and the elderly, the initatives did provide funding for GP nursing activities for the first time and generally stimulated the GP environment.

Revenue

($m)

25 20 15 10 5 0

3.0

18.5

1.6

19.1

20.1

21.4

Discontinued

Continuing

1H03 2H03 1H04 2H04

In a very competitive environment, Medical Centres achieved revenue growth in its continuing businesses of 11.8% over the prior corresponding period (excluding the discontinued Corporate Health Management (CHM) business) and 6.7% over the previous period.

The number of consultations increased 1.6% over the prior corresponding period to 970,000, despite the reduction in sites. The compares to market growth in GP consultations of 0.4% over the same timeframe reflecting a growth in Mayne’s market share. EBITDA increased to $2.9 million, more than double the result in the same period last year.

Contribution

EBITA Margin*

*Continuing businesses only

($m)

2.5 2.0 1.5 1.0 0.5 0.0

1.0%

0.2

6.1%

1.2

8.6%

1.7

10.9%

2.3

12% 10% 8% 6% 4% 2% 0% 1H03 2H03 1H04 2H04

EBITA margins for the continuing business improved to 10.9% in 2H04, resulting from the continuation of a number of restructuring initiatives and cost controls, as well as an improvement in average fee per consultation.

The business now generates robust cash flow in addition to providing a strong referral base to Mayne’s pathology business. EBITA almost doubled in the current period versus the prior corresponding period to $2.3 million. During the period, Mayne reduced the number of sites it operates from 54 to 51 through the consolidation of smaller practises into larger centres or site closures.

Mayne has been working diligently to improve the earnings from its medical centres and this has translated into the business’ first half of positive EBIT contribution—an increase of $1.0 million over the prior corresponding period.

III. DIAGNOSTIC SERVICES 24 Supplementary Information Pack – June 2004

2. DIAGNOSTIC IMAGING

Key Highlights

Environmental

Industry volumes for Diagnostic Imaging examinations increased marginally by 1.8% in 2H04 over the pcp (based on HIC data).

Despite industry volumes being significantly below the 5% cap in the Funding Agreement, a fee increase was not implemented until 1 June 2004—with little contribution to the second half result. Mayne views a further fee increase will be warranted in FY05 if industry growth trends do not improve.

The government has released 23 additional MRI licenses to be allocated in FY05. Mayne has filed submissions in this regard.

Financial Performance

Total revenue increased 25.2% due to the full period impact of acquisitions as well as positive average fee growth during the period.

Organic revenue growth of 5% over prior corresponding period.

Disappointing decline in EBITA margins to 8.4% in 2H04 versus 11.5% in 2H03 due to:

–	Low industry volumes with relatively fixed cost base;
–	Acquisitions not yet delivering expected returns; and
–	Significantly higher allocation head office functional costs.

Effective 1 July 2003, the weighting of head office functional cost allocations was changed consequent upon the hospital and logistics sales because the scale economies created by these divested businesses ceased. This allocation change was effected in the 1H04 accounts and the allocation has remainded consistent in 2H04. These costs are primarily communications and IT/software costs for being part of the Mayne Group networking system.

Organisational

Mayne has appointed a new management team led by Dr Ron Shnier, a long-time employee of Mayne, a respected MRI specialist and Vice-President of the Australian Diagnostic Imaging Association.

Mayne continues to focus on higher modality examinations to differentiate itself in the market and to generate higher returns.

Mayne has continued its program to devolve responsibility to the states and imaging specialists at the sites to increase accountability and also increase performance-based incentives amongst the professional staff in the business.

Revenue

($m)

140 120 100 80 60 40 20 0

90.1

109.1

139.7

136.6

Revenue

1H03 2H03 1H04 2H04

Reported revenue for 2H04 increased 25.2% over the prior corresponding period to $136.6 million primarily driven by the full period contributions of the QDI, Pacific Healthcare and MUW acquisitions (the “Acquisitions”).

Excluding acquisitions and divestments, underlying revenue for the division increased 5.0% in 2H04, ahead of the growth in Medicare outlays for diagnostic imaging examinations of 4.4% (according to data released by the HIC). Total examinations for Diagnostic Imaging increased 15.7% over pcp to 1.07 million in 2H04 primarily due to the full period contribution of the Acquisitions. Excluding acquisitions, examinations declined 1.7% over the prior corresponding period due to a combination of:

–	Rationalisation of unprofitable sites (eight less sites than 2H03); and
–	Increased average fees resulting in slightly reduced demand.

Importantly, Mayne grew revenue in excess of market despite the slight decline in demand in the second half.

– Revenue per examination increased 8.3% over the prior corresponding period driven by Mayne fee increases, an increase in private patient billings and an increase in the contribution from higher modality examinations.

III. DIAGNOSTIC SERVICES 25 Supplementary Information Pack – June 2004

Contribution

EBITA Margin

18 16 14 12 10 8 6 4 2 0

13.2%

11.5%

11.6%

8.4%

11.9

12.5

16.3

11.4

1H03

2H03 1H04 2H04

14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0%

EBITA EBITA Margin

EBITA contribution declined by $1.1 million over the prior corresponding period primarily as a result of:

– Significantly higher functional costs allocated to the business beginning 1 July 2003 resulting from lost economies when logistics and hospitals were sold. These costs are primarily networking and IT/software costs; and

– Low industry growth rates with no government fee increase until 1 June 04 and a relatively fixed cost base The Acquisitions, particularly the Pacific

Healthcare sites and to a lesser extent QDI, are not yet delivering the returns we would like.

EBITA margin declined to 8.4% for 2H04 from 11.5% in the prior corresponding period.

25% 20% 15% 10% 5% 0%

10.2%

19.5%

9.7%

17.7%

8.7%

20.8%

5.2%

13.1%

ROIC (1)

RONTA (2)

1H03 2H03 1H04 2H04

(1) Return on Invested Capital – calculated as EBITA less notional cash tax (21%) divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(2) Return on Net Tangible Assets – calculated as EBITA less notional cash tax (21%) divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

* Mayne’s cash tax rate in Australia is 21% as a result of the significant tax losses available to offset future earnings. Since ROIC is a cash based return, we have used 21% at the notional tax rate for calculating ROCE. This has been reflected retroactively in Mayne’s ROCE analysis. Due to the acquisition of Pacific Healthcare and QDI businesses in the period, weighted average Invested Capital and Net Tangible Assets have been used.

ROIC for Diagnostic Imaging decreased to 5.2% in 2H04 from 9.7% in the prior corresponding period. The decrease is primarily attributable to the lower earnings margin of the business.

RONTA decreased 13.1% from 17.7% in the prior corresponding period. The ROCE measures are disappointing. Improvements in ROCE are expected to be derived from improvements in earnings and continued focus on higher modality examination areas.

III. DIAGNOSTIC SERVICES 26 Supplementary Information Pack – June 2004

IV. PHARMACY

IV. PHARMACY 27 Supplementary Information Pack – June 2004

PHARMACY

Key Highlights

Environmental

Uncertainty over the divestment process and aggressive pricing by competitors continued to impact the business.

The business was also impacted by the loss of the GSK contract which expired on 30th April 2004. This contract contribution $3.3 million to EBITA in fiscal 2004 – due to the accepted method of accounting for third party logistics contracts, the GSK contract did not contribute to revenue in FY04.

However, sales related to the GSK contract were previously included in calculating the market share for Pharmacy. The inclusion of this contract increased market share by 161 basis points on a MAT basis for FY03. Market share excluding GSK was 33.5% during 2H04, down 97 basis points from the same time last year.

Financial Performance

In view of the difficult operating environment caused by the trade sale process, Mayne Pharmacy delivered a strong performance in the second half. Revenues increased 6.0% over the prior corresponding period.

EBITA margins remained stable with the first half at 1.85%, but declined from 2.19% in the prior corresponding period.

Organisational

A number of initiatives were commenced during the second half in execution of a new strategic plan which involves re-focusing the core business on in-full, on-time service at a competitive price.

These initiatives are expected to increase sales, improve service levels and improve productivity.

Brand and Banner Memberships declined in comparison to the prior period, resulting from a continued focus on refining the quality of Mayne’s brand offering, as well as losses caused by the impact of the uncertainty generated from the divestment process.

Reinvigorated management team led by David Cranwell.

Revenue

($m)

1,200

1,000 800 600 400 200 0

1,063.7

995.4 948.0 Revenue 1,004.9

1H03 2H03 1H04 2H04

Revenue increased 6.0% over the prior corresponding period, in comparison to PBS growth of 11.9% based on data provided by the HIC. The increase was driven by continued growth in the pharmacy and hospital distribution areas, and achieved despite unprecedented levels of supplier out of stocks caused by the combined effect of increased vigilance of the TGA and materials shortages at major pharmaceutical manufacturers.

Private label pharmacy sales were adversly impacted by disruption to supply caused by regulatory issues at one of Mayne’s external contract manufacturers.

Revenues from the dental distribution business declined compared to prior corresponding period, due to a crowded and fragmented market place restricting opportunities for growth.

The Hospital distribution business experienced revenue and EBITA margin growth when compared to the prior corresponding period. This growth was offset by a decline in revenue experienced by the private label products and dental distribution businesses, therefore, the relative sales contribution from the Pharmacy and Hospital and Other Services sales channels was consistent with prior periods.

IV. PHARMACY 28 Supplementary Information Pack – June 2004

Contribution

EBITA Margin

($m)

25 20 15 10 5 0

2.15% 2.19%

1.84% 1.85%

18.6 20.8 19.5 21.4

2.5% 2.0% 1.5% 1.0% 0.5% 0.0%

EBITA EBITA Margin

1H03 2H03 1H04 2H04

Pharmacy’s EBITA margin of 1.85% was in-line with the first half performance, but lower than the prior corresponding period of 2.19%, due to the impact of:

Extremely	competitive pricing and market behaviour,

Our competitors capitalisating on the uncertainty generated by the divestment process, and

The loss of the GSK contract, which finished on 30th April and contributed approximately $3.9 million to annualised earnings. EBIT in 2H04 was supported by a one-time adjustment to goodwill amortisation of approximately $1.9 million. This adjustment resulted from the need to reduce tax provisions booked at the time of the Faulding acquisition. The offsetting entry at the time of the acquisition was a fair value adjustment to goodwill. In 2H04, it was determined that the actual tax incurred was lower than the provision, Mayne reversed the excess provision as well as the excess goodwill and goodwill amortisation previously expensed.

Return on Capital Employed*

ROIC (1)

RONTA (2)

20% 15% 10% 5% 0%

17.6% 15.9%

7.4%

8.3%

7.7%

13.5%

7.4%

13.0%

1H03 2H03 1H04 2H04

(1) Return on Invested Capital – calculated as EBITA less notional cash tax (21%) by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.

(3) Return on Net Tangible Assets – calculated as EBITA less notional cash tax (21%) divided by net assets (Excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

* Mayne’s cash tax rate in Australia is 21% as a result of the significant tax losses available to offset future earnings. Since ROIC is a cash based return, we have used 21% as the notional tax rate for calculating ROCE. This has been reflected retroactively in Mayne’s ROCE analysis

ROIC for Mayne Pharmacy decreased from 8.3% to 7.4% in comparison to the prior corresponding period, driven primarily by the decline in EBITA. RONTA for the half, which excludes the impact of goodwill, declined to 13.0%. Mayne is focusing on driving improvements in the core Pharmacy business and managing working capital more efficiently to improve its ROIC in future periods.

IV. PHARMACY 29 Supplementary Information Pack – June 2004

V. DISCONTINUED

BUSINESSES AND SIGNIFICANT ITEMS

V. DISCONTINUED BUSINESS AND SIGNIFICANT ITEMS 30 Supplementary Information Pack – June 2004

Discontinued businesses

Discontinuing Businesses

($m)	2003	2004
Revenue	2,007.1	575.6
EBIT	42.4	37.2

- The discontinuing businesses result in 2004 relates almost entirely to the hospitals business and accordingly the analysis will focus on these results. Hospitals was responsible for substantially all of the discontinuing business result in 2004 and contributed $1.29 billion of revenue and $54.6 million of EBIT in 2003.
- On 1 December 2003, Mayne sold the 41 private hospitals held through freehold interest to a consortium of private equity buyers now known as Affinity Health. Three additional hospitals were based in Indonesia and were transferred to Affinity Heath in 2H04 and the proceeds for these hospitals have been received.
- Nine hospitals were either co-located or privatised hospitals (C&P) and require State government consent prior to transfer of ownership.
- Subsequent to 30 June 2004, the three Queensland hospitals (Caboolture Private, Logan Private and Noosa Hospital) as well as Frances Perry House in Victoria have been transferred to Affinity Health. Proceeds relating to these hospitals have been released from escrow.
- The regulatory approval processes for the remaining hospitals are progressing. The respective proceeds from each of the remaining C&P hospitals is being held in escrow pending receipt of the requisite approvals. Funds will be released as each hospital is approved.
- Mayne Logistics was sold in February 2003 and contributed $666.2 million and $3.5 million in revenue and EBIT respectively in 2003.

Significant items

Significant items (after-tax)	$m
Gain on sale of hospitals	0.5
Tax expense on adoption of Australian tax consolidations	(6.5)
Corporate development expenses written-off	(6.7)
Tax benefit associated with Logistics divestments	4.9
Total significant items	**(7.8)**

- As previously discussed, Mayne Group sold its hospitals business on 1 December 2003. The gain on sale of this business was $0.5 million.
- As reported in the 1H04 Information Compendium, Mayne elected to enter the tax consolidation regime. The new tax consolidation regime calculates tax for a company with a large number of subsidiaries at the parent entity level. As a result of entering the tax consolidation framework, Mayne needed to reset the value of underlying asset classes for tax purposes. As a result of this revaluation, the total value of depreciable asset classes decreased and the level of non-tax deductible goodwill increased for tax purposes resulting in the write-down of deferred tax assets of $6.5 million. Mayne expects the cash impact to be nil over the long term.
- The corporate development expenses primarily relate to advisory and other costs incurred in relation to the cancelled sale of Pharmacy. During the year, Mayne evaluated several offers to acquire its Pharmacy business. After a thorough process, Mayne elected to retain the business as the value offered by various parties did not ascribe sufficient value to Pharmacy's strong market position, experienced management and history of solid growth.
- In fiscal 2004, Mayne recorded a tax benefit associated with the divestment of a logistics business in prior years.

V. DISCONTINUED BUSINESS AND SIGNIFICANT ITEMS 31 *Supplementary Information Pack – June 2004*

ASX Appendix 4E

Supplementary Information Pack – June 2004

2004 Full Year Results

26 August 2004 Melbourne, Australia

Mr Stuart James

Group Managing Director and Chief Executive Officer

FY04 highlights

NPAT (before significant items) up 80% Strong EBIT growth 16.8% to $156.5 million

Second consecutive half of EBIT improvement in the continuing businesses Continuing NPAT (before significant items) up 70.2% to $81.0 million Completion of corporate reshaping program

Finalised sale of hospitals

Successful on and off market buy-backs

Successful bolt-on of strategic pharma acquisitions Focused now on continued operational improvement in each business

3

Group financial highlights

FY04 Actual

Annual Growth

Continuing revenue $3.5 B 10.2%

Continuing EBIT $156.5 M 16.8%

Continuing NPAT (before

significant items) $81.0 M 70.2%

Net operating cash flows $272.7 M 46.6%

Dividends per share* 11.0 c 10.0%

Cash EPS** 25.0 c 36.3%

* In September 2003, Mayne paid a special dividend of 6.0 cents per share in lieu of the final dividend for FY03. For comparison purposes, we have treated the FY04 special dividend as the FY03 final dividend.

** Reported EPS before significant items and intangibles amortisation

4

NPAT continuing businesses

($ A millions) 2003 2004

Continuing business EBIT 134.0 156.5 Net interest expense -24.9 -10.0 Profit before tax 109.1 146.5 Taxes (exc. significant items tax) -58.3 -61.8 Minority interests -3.2 -3.7 NPAT before significant items 47.6 81.0 Significant items (after tax) -169.1 -13.2 Reported NPAT -121.5 67.8

5

Business unit summary

Pharma

Solid result in a year, unlike FY03, that did not have significant new product launches

Consumer

Exceptional recovery and regained market leadership

Pathology and Medical Centres

Strong operating result driven by QML and continued Laverty margin expansion

Imaging

Disappointing performance - low industry volumes with effectively no fee increase

Pharmacy

Solid	result in a difficult operating environment

6

Agenda

Business overview Detailed group financials Divisional results Immediate priorities Outlook

7

Business overview

Healthcare positioning

Pharma

Specialty Pharma: Unique global footprint

Market leader in generic injectables in continental Europe and UK

#1 generic injectable oncology in UK & France

#2 generic injectable oncology in Germany & Italy

Clear market leader in generic injectable pharma in Australia

Emerging	US business

#2 generic hospital player in Canada

Consumer: Australian market leader in combined pharmacy and grocery channel

Diagnostic Services

Pathology: #2 Australian market position Leading player in Qld, Vic & WA

Imaging: #2 position nationally Investing in high modality technologies to attract doctors and increase margins

Medical Centres: Australia wide network providing a strong referral base

Pharmacy

Wholesale Distribution: Leading wholesaler of ethical and over-the-counter products to Australian retail pharmacists Committed to superior service at a competitive price

Retail Development: Leading national brands (Terry White Chemist and Chem mart) and membership programs for retail pharmacists

9

Industry environment

Macroeconomic trends impact positively on Mayne’s portfolio

Population is aging, increasing the demand for health care services & products

Government health spending is increasing, due to demand for new technology and treatments

Growth of generics is supported by increasing focus on controlling healthcare costs

68% increase in people aged over 60 by 20201

Commonwealth health spending as a % of GDP doubling to 8.1% by 20412

Global generic industry CAGR of 12.5% forecasted to 20083

1. United Nations Population Division, World Population Prospects: The 2002 Revision 2. Australia’s Demographic Challenges, Social Policy Division, The Treasury, 2004 3. Datamonitor: Global Generics Guide 2nd Edition, 2003

10

Mayne’s business portfolio

Portfolio benefits

Diversification - risk reduction

Capital allocation - strong cash flow from Diagnostic Services and Pharmacy support Pharma growth Strong returns - each business is positioned to deliver returns that build shareholder value

11

EBIT contribution*

($A millions)

FY03 Actual

FY04 Actual

Pharma 60.3 56.6 Consumer 0.9 10.4 Pathology & MCs 37.7 50.1 Diagnostic Imaging 18.5 19.0 Pharmacy 29.9 32.6 Unallocated (13.2) (12.2)

GROUP TOTAL 134.0 156.5

* Continuing businesses

Group result

NPAT breakdown $ millions

Continuing

Discontinued

Reported

EBITDA 291.2 58.9 350.1 Depreciation & amortisation 134.7 21.7 156.4 Continuing business EBIT 156.5 37.2 193.7 Net interest expense -10.0 -4.7 -14.7 Profit before tax 146.5 32.5 179.0 Taxes (exc. significant items tax) -61.8 -11.4 -73.2 Minority interests -3.7 0.0 -3.7 NPAT before significant items 81.0 21.1 102.1 Significant items (after tax) -13.2 5.4 -7.8 Reported NPAT 67.8 26.5 94.3

14

Earnings growth

Continuing businesses EBIT

$90

$80

$70

($m)

$60

$50

1H03 2H03 1H04 2H04

EBIT

15

NPAT consensus reconciliation

(A$ millions)

4 August avg. analyst forecast $79.8

Rationale

Stronger after tax operating earnings $9.7 Reduced interest expense $3.8 Lower effective tax rate $1.0 Reported 2004 NPAT $94.3

16

Significant items (after tax)

($A millions) FY04 Description

Gain on hospital sale 0.5 Gain on divestment

Adjustment to carrying

Adoption of Australian value of assets for tax

tax consolidation regime (6.5) purposes

Primarily relates to

Write-off of corporate Pharmacy divestment

development expenses (6.7) costs

Tax benefit associated

with Logistics Benefit from over

divestments 4.9 provision in prior period

GROUP TOTAL (7.8)

17

Operating cash flow growth

($m)

500 400 300 200 100 0

FY01 FY02 FY03 FY04

349 85 447 180 390 186 350 273 EBITDA Net Operating Cash Flow (A$m)

18

Cash EPS and dividends

FY03 Actual

FY04 Actual

Increase

Cash EPS* 18.3 25.0 c 36.3% Dividends per share** 10.0 c 11.0 c 10.0%

* Reported EPS before amortisation and significant items

** In September 2003, Mayne paid a special dividend of 6.0 cents per share in lieu of the final dividend for FY03. For comparison purposes, we have treated the FY04 special dividend as the FY03 final dividend.

19

ROIC

Continuing ROIC

8.0% 6.0% 4.0% 2.0% 0.0%

1H03 2H03 1H04 2H04

Mayne is focused on improving ROIC ROIC improved in FY04 ROIC improvements will primarily be driven by:

Increased acquisition contributions in FY05-FY07

Progressive operational improvement

Management of capital employed

20

Strong balance sheet

2002 2003 2004

Net debt 195 373 454 Equity 3,618 2,988 2,521 Gearing* 5.1% 11.1% 15.3%

Target gearing ratio of 20-30% Substantial flexibility remains

* Net debt/(Net debt + equity)

21

Capital management

Opening number of shares: 772.6 M On market buyback: 38.8 M Off market buyback: 101.3 M New shares issued: 7.7 M Closing number of shares: 640.2 M Weighted average shares Outstanding in FY04 726.8 M

17.1% reduction in issued share capital in FY04 Total capital returned to shareholders in FY04: $ 490M

New issues include dividend reinvestment scheme and executive share option scheme

22

Business unit performance

Pharma: continuing growth

Revenue

(A$ m)

300 250 200 150 100 50 0

56.7 70.1 68.3 75.6

98.9 104.5 82.0 94.1

74.1 89.5 81.4 66.1

1H03 2H03 1H04 2H04

Asia Pacific EMEA Americas

Total growth 8.5% pcp (18.2% exc. foreign exchange impact) Solid contribution from each region Significant Americas recovery in 2H04 driven by stabilisation of pamidronate pricing and in-line performance of paclitaxel and MVI®

24

Pharma: 2H04 EBITA growth

EBITA

(A$ m)

50.0 40.0 30.0 20.0 10.0 0.0

21.0% 21.0% 20.9%

18.3% 53.4 47.0 49.3

44.8

22% 20% 18% 16%

1H03 2H03 1H04 2H04

EBITA EBITA margin

EBITA growth 8.3% on 2H03 EBITA margins increased to 20.9% Paclitaxel, MVI®, and Wasserburger acquisitions performing at or above expectations

25

Pharma: acquisitions update

		FY05 Expectation
Paclitaxel	Revenue	$US 67 m
	EBITA	$US 33 m
MVI	Revenue	~ $US 35 m
	EBITA	$US 11 m
Wasserburger	Revenue	~ € 18.5 m
	EBITA	€ 2 m

FY04 Contribution:

- Paclitaxel – performance in line with business case
- MVI and Wasserburger – early days but delivering results in-line with business case with potential to extract synergies sooner than anticipated

26

Significant pipeline growth

Robust pipeline that has been significantly strengthened over the last 2 years

Total pipeline to 2011 has a local market value of $US9.4 billion

Country launches and current Local Market Value (LMV) at launch

2500 2000 1500 1000 500 0

LMV -USDm

34

53

101

120 100 80 60 40 20 0

Country Launches

LMV # of launches

Note: LMV in USD million Source: IMS, Mayne Pharma

27

Product pipeline 2005—2011

# of regional approvals

# of country approvals

Local Market Value

($	USm)

Product pipeline

Internal development

Americas 32 45 6,093 EMEA 22 200 1,911 Asia Pacific 10 10 45

64 255 8,049

In-licensing/acquisition1

Americas 10 11 840 EMEA 5 48 443 Asia Pacific 16 16 88

31 75 1,370 TOTAL PIPELINE OPPORTUNITY 95 330 9,419

1 Includes products that have been acquired/in-licensed or where acquisition/in-licensing opportunity exists. Only estimated to 2007 because the lead time for these types of opportunities are typically 2-3 years.

2	Local market value represents the dollar value of the existing innovator market.

28

Pharma—growth engine

Global footprint with leading market positions around the world Strong track record with a substantial platform for growth:

Deep in-house expertise

Deep and broad pipeline

Strong industry growth globally

Geographic diversity across the business

People, facilities and expertise to deliver

Increasing	specialty pharma focus to access specialised, higher margin niche products

29

Consumer: strong rebound

Revenue

(A$ m)

110 100 90 80 70 60 50 40 30 20 10 0

22.4

1.9 22.5 1.7

86.3

77.9 70.1 67.9

1H03 2H03 1H04 2H04

Discontinued business Continuing business

Continuing revenue increased 11.1% from 2H03 and 14.7% on 1H04 Successfully launched Nature’s Own into grocery Clear market share leadership position in the Pharmacy and Grocery nutraceuticals market

30

Consumer: earnings growth

EBITA

(A$m)

15 10 5 0 -5 -10

-1.1

-1.0%

-4.5

-4.8%

7.0% 4.9 13.7% 10.9 15% 10% 5% 0% -5% -10% 1H03 2H03 1H04 2H04

EBITA EBITA margin

Strong operating earnings due to:

Sales growth

Significant manufacturing efficiencies at the Virginia manufacturing plant

Natures Own launch into grocery

First normal operating period in 24 months following Pan and streamlining activities

31

Consumer—industry leaders

Re-established leadership in combined pharmacy/grocery market (25% market share)

Increase industry leadership and sustain post-Pan performance

Drive continued growth in both grocery and pharmacy

Continue operational efficiency gains and maintain strong quality record

32

Pathology: continued growth

Revenue

(A$ m)

250 200 150 100 50 0

171.1 218.7 235.5 249.9

1H03 2H03 1H04 2H04

Revenue growth of 14.2% pcp

Organic growth of 9.4% QML and GPS performing ahead of expectations

33

Pathology: margin improvement

EBITA

(A$            m)

40 30 20 10 0

14.6% 13.4% 12.3% 11.7%

36.4 29.4 27.4

21.1

1H03 2H03 1H04 2H04

15% 10% 5% 0%

EBITA EBITA margin

Robust QML and GPS result

Continued improvements in Laverty margins through hard grind and careful management

EBITA margin increased on 2H03 despite higher functional cost allocation

34

Pathology—maintain growth

Maintain management focus on delivering top and bottom line growth

Further refine quality and customer service

Drive productivity and efficiency metrics

Market share growth—organic and acquisition

Closing the gap to best practice industry margins

35

Medical centres

(A$ m)

2.5 2 1.5 1 0.5 0

EBITA*

1.0% 0.2 1H03

6.1%

1.2 2H03 8.6% 1.7 10.9% 2.3 1H04

2H04

12% 10% 8% 6% 4% 2% 0%

EBITA EBITA margin

* Continuing businesses only

Progressive improvement in margins through

Consultation growth above market

Site consolidation

Tight cost management

Strong referral base

36

Imaging

Revenue

140 120 100 80 60 40 20 0

90.1

109.1

139.7

136.6

1H03 2H03 1H04 2H04

PCP: prior corresponding period

*Source: HIC statistics

Revenue growth of 25.2% pcp due to:

– Full period impact of acquisitions

– Strong average fee growth (8.3% pcp)

– Lower underlying business demand

Underlying business growth of 5.0% pcp

June 1st fee increase

37

Imaging: disappointing earnings

(A$ m)

20 15 10 5 0

13.2%

EBITA

11.5%

11.6%

8.4%

11.9

12.5

16.3

11.4

1H03 2H03 1H04 2H04

15% 10% 5% 0%

EBITA EBITA margin

Margin decline vs 2H03 due to:

Low industry volumes and delayed fee increase until June 2004

Higher head office functional costs Management changes Increased site-level accountability

38

Imaging – improve earnings

Restore and improve performance

Focus on higher modality examinations – invest in technology

Employer of choice for imaging specialists

Performance based remuneration

Strong cost and operational management to deliver improved performance

39

Pharmacy: solid performance

Revenue

(A$ m)

1,200

1,000

800

600

400

200

0

995.4

948.0

1,063.7

1,004.9

1H03 2H03 1H04 2H04

Revenue increased 6% over 2H03

Growth driven by pharmacy and hospital distribution

Market share decreased due to uncertainty caused by the now cancelled trade sale process

40

Pharmacy: stabilised margins

EBITA

(A$ m)

25 20 15 10 5 0

2.15% 2.19%

1.84% 1.85%

21.4 20.8 19.5 18.6

1H03 2H03 1H04 2H04

EBITA

EBITA margin

Solid result given turbulence

Price competition remains intense Aggressive and opportunistic competitor activity during and following now cancelled trade sale process Loss of GSK contract - contributed earnings of $3.3 million in FY04

41

Pharmacy—return to core

Committed to be the partner of choice for pharmacists

Clear regulatory environment now for the next five years

Re-focused business on core activities to deliver superior service at a competitive price

Reinvigorated management team

42

Immediate priorities

Immediate priorities

Continue strong FY04 performance into FY05 and beyond

Culture of continuous improvement

Pharma

Growth across geographies with enhanced (broader and deeper) product offering

Maximise value from MVI®, paclitaxel and Wasserburger acquisitions

Additional development activities under consideration:

Access to low cost R&D, manufacturing

Geographic expansion

Expand	product base

44

Immediate priorities—continued

Consumer

Continue positive momentum

Further penetration into grocery and pharmacy

Pathology and Medical Centres

Continue revenue, cost management and productivity improvements

Continue	referral rate improvement to our Pathology and Imaging businesses

45

Immediate priorities—continued

Imaging

New management to drive improved performance

Drive improvements in modality and margins

Pharmacy

Concentrate on core wholesaling business

Deliver	superior service at a competitive price
46

Outlook

PHARMA

Pharma FY05 revenue growth – at least 30% Long-term pharma growth expectation

Revenue growth – 15-20%

EBITA	margins – 17-20%

MAYNE GROUP

Mayne Group expected growth for FY05

Full	year EBIT growth of at least 10% against FY04 continuing business

47

Summary

Corporate repositioning is complete Strong EBIT growth achieved

Management focused on further operational improvement Mayne is positioned for growth in all its businesses due to:

Strong sector growth

Leading market positions

Deep	in-house expertise

48

2004 Full Year Results

26 August 2004 Melbourne, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/S/ KAREN KEE
	Name:	Karen Kee
	Title:	Company Secretary

Date: 6 August 2004